SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Consolidated and parent company financial statements

at December 31, 2018

and Independent Auditors' Report

Independent auditor’s report in the individual and consolidated financial statements

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Opinion

We have audited the individual and consolidated financial statements of Braskem S.A. (“the Company”), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as at December 31, 2018, the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

Opinion on the individual financial statements

In our opinion, the accompanying individual financial statements present fairly, in all material respects, the financial position of the Braskem S.A. (“the Company”) as at December 31, 2018, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Braskem S.A. as at December 31, 2018, and of its consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

1

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Recoverable value of intangible assets with indefinite useful life (goodwill) - notes 3.4 (b) and 13 (a) (individual and consolidated)

The Company maintains a significant balance of intangible assets with indefinite useful life, in connection with the goodwill on business combination, allocated to operating segments of Polyolefins, Vinyls and Chemicals (cash generating unit Químicos Sul).

The recoverability of these assets is based on analyses and projections of cash flow. Due to uncertainties inherent to the process of determining future cash flows and some assumptions - such as discount and growth rates, which are the basis for evaluation of recoverable value of such assets, we considered this matter as significant for our audit.

How our audit conducted this issue

We understood the process and evaluated the design of internal controls related to the preparation and review of the business plan, budgets and impairment analysis provided by the Company. We used the support of our specialists in corporate finance, we have evaluated assumptions and methodologies used by the Company to forecast cash flows for each segment, such as discount rate based on average capital cost (WAAC), growth rate for the next 5 years, expected sales volume and margin, among others. Also with the assistance of our specialists, sensitivity analyses were conducted in relation to the main assumptions used by management. We also evaluated disclosures made by the Company, including those related to sensitivity analysis, which demonstrate the impact on recoverable value resulting from possible and reasonable changes in key assumptions used by the Company.

Based on evidence from the procedures summarized above, we consider that, in relation to its recoverability, the value of intangible assets with indefinite useful life (goodwill), as the related disclosures, are acceptable in the context of individual and consolidated financial statements taken as a whole, for the year ended December 31, 2018.

2

Designation of hedge accounting - notes 3.6, 19.3 and 19.4 (individual and consolidated)

The Company designates derivative financial instruments and non-derivative financial liabilities as a hedge instruments when adopting hedge accounting policy, and regularly performs effectiveness tests on designated hedge relations.

The designation of these financial instruments as a hedge accounting and their measurement of effectiveness, requires the fulfillment of certain formal obligations, and includes the need for the Company to make judgments regarding the effective protection of exchange variation risk and alignment with its business risk management strategy.

Considering the complexity involved in designation and regular measurement of effectiveness of hedge accounting relation held by the Company, we consider that as a significant matter for our audit.

How our audit conducted this issue

We understood the process and evaluated design and implementation of internal controls related to the hedge accounting process. With the involvement of our valuation specialists in financial instruments, we evaluated the sufficiency of the documentation prepared by the Company supporting the designation as hedge accounting, particularly designations containing the descriptions of all strategies and methodologies adopted for measurement of effectiveness. We also evaluated the adequacy of disclosures made by the Company involving the hedge accounting transactions.

Based on the evidences obtained through the procedures summarized above, we considered acceptable the designations maintained as hedge accounting in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2018.

Disclosure about the adoption of the standard IFRS 16/CPC 06(R2) - Leases - note 2.4 (a) (individual and consolidated)

The Company and its subsidiaries maintain operational lease agreements, which include mainly, ships, railcars and properties used on its business. As of January 1, 2019, the Company will adopt the accounting standard IFRS 16/CPC 06(R2) - Leases, and pursuant to IAS8/CPC 23 - Accounting Policies, Change of Estimate and Error Correction, it is required disclose the main impacts arising from this new accounting standard. Due to complexity in the adoption of this new standard, related mainly by the judgments involved in the determination of the incremental borrowing rates used to measure the lease liability, which will be recognized against a right the use of an asset, we consider that as a significant matter for our audit.

How our audit conducted this issue

With the assistance of our corporate finance specialists, we evaluated the methodology and assumptions used in determining the incremental borrowing rates by the Company. Our analysis also included, the evaluation about the measurement of the right of use an asset and lease liability, the evaluation about the lease term considering renewing clauses and tests of documents over the agreements database, including lease terms, amounts and renew clauses, as well as, evaluation of the disclosures on the financial statements.

3

Based on the evidences obtained through the procedures summarized above, we considered acceptable the disclosures about the impact of the adoption of the accounting standard IFRS16/CPC (02) - Leases in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2018.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2018, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with Accounting Practices Adopted in Brazil, and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

4

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•            Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•            Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

•            Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•            Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

•            Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

5

•            Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 12, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

6

Braskem S.A.

Statement of financial position at December 31

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	2018	2017	2018	2017

Current assets
Cash and cash equivalents	5	5,547,637	3,775,093	2,016,724	1,953,056
Financial investments	6	2,357,613	2,302,672	2,297,566	1,833,320
Trade accounts receivable	7	3,075,218	3,281,196	1,766,418	1,824,740
Inventories	8	8,486,577	6,846,923	6,042,679	4,800,860
Income tax and social contribution		773,952	896,225	306,082	473,655
Taxes recoverable	10	423,188	452,839	240,905	356,497
Dividends and interest on capital	9	890	10,859	890	10,859
Prepaid expenses		239,500	134,337	168,271	105,255
Related parties	9(b)			38,044	30,478
Derivatives	19.3.1	27,714	3,793	6,715	3,793
Other receivables		451,578	288,391	161,337	232,532

		21,383,867	17,992,328	13,045,631	11,625,045

Non-current assets
Financial investments	6	9,998	10,336
Trade accounts receivable	7	17,785	37,496	244,080	1,336,229
Advances to suppliers	8	31,394	46,464	31,394	46,464
Taxes recoverable	10	1,369,188	812,718	1,368,033	812,330
Income tax and social contribution		241,788	210,915	241,788	210,915
Deferred income tax and social contribution	21.2(a)	1,104,158	1,165,726
Judicial deposits		169,536	289,737	158,612	278,006
Related parties	9(b)			19,481	16,053
Insurance claims	0	63,054	39,802	63,054	39,802
Derivatives	19.3.1	46,664	32,666
Other receivables		189,724	112,997	143,864	109,129
Investments	11	65,954	101,258	8,762,057	4,915,609
Property, plant and equipment	12	31,759,890	29,761,610	15,950,334	16,326,216
Intangible assets	13	2,740,982	2,727,497	2,509,778	2,501,503

		37,810,115	35,349,222	29,492,475	26,592,256

Total assets		59,193,982	53,341,550	42,538,106	38,217,301

The notes are an integral part of the financial statements.

Braskem S.A. Statement of financial position at December 31 All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	2018	2017	2018	2017

Current liabilities
Trade payables	14	8,341,252	5,265,670	8,259,259	1,198,842
Borrowings	15	737,436	1,184,781	128,132	382,304
Braskem Idesa borrowings	16	10,504,592	9,691,450
Debenture	17	27,732	27,183
Derivatives	19.3.1	70,305	6,875	70,198
Payroll and related charges		645,396	630,517	485,800	493,098
Income tax and social contribution		419,320	840,130	31,429	400,544
Taxes payable	20	432,005	421,074	392,573	373,847
Dividends		672,395	3,850	672,294	3,709
Advances from customers		153,264	353,222	133,002	187,304
Leniency agreement	23.3	288,123	257,347	230,356	202,892
Sundry provisions	22	191,536	178,676	137,424	125,130
Accounts payable to related parties	9(b)			613,085	783,181
Other payables		632,774	276,957	155,510	104,181

		23,116,130	19,137,732	11,309,062	4,255,032

Non-current liabilities
Trade payables	14	273,264	259,737	273,264	13,845,472
Borrowings	15	24,160,720	22,176,640	2,148,993	2,823,692
Debenture	17	266,777	286,141
Derivatives	19.3.1	161,694		161,694
Taxes payable	20	85,904	52,802	85,136	50,815
Accounts payable to related parties	9(b)			19,200,324	7,197,573
Loan to non-controlling shareholders of Braskem Idesa		2,183,830	1,756,600
Deferred income tax and social contribution	21.2(a)	324,908	940,079	56,395	715,938
Post-employment benefits	24.2	206,373	193,775	90,679	83,233
Provision for losses on subsidiaries				99,918	102,750
Contingencies	23	965,317	1,092,645	954,538	1,084,528
Leniency agreement	23.3	1,154,879	1,371,767	1,154,879	1,322,051
Sundry provisions	22	233,006	234,996	207,907	213,318
Other payables		149,935	148,286	7,672	5,048

		30,166,607	28,513,468	24,441,399	27,444,418

Shareholders' equity	25
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		4,673,220	3,945,898	4,673,220	3,945,898
Equity valuation adjustments		(6,111,408)	(5,653,880)	(6,111,408)	(5,653,880)
Treasury shares		(49,819)	(49,819)	(49,819)	(49,819)

Total attributable to the Company's shareholders		6,787,645	6,517,851	6,787,645	6,517,851

Non-controlling interest in subsidiaries		(876,400)	(827,501)

		5,911,245	5,690,350	6,787,645	6,517,851

Total liabilities and shareholders' equity		59,193,982	53,341,550	42,538,106	38,217,301

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of profit or loss

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

		Consolidated		Parent company
Continued operations	Note	2018	2017	2018	2017

Net revenue	27	57,999,866	49,260,594	41,859,645	36,481,806
Cost of products sold		(46,407,495)	(36,400,748)	(35,764,386)	(28,929,876)

		11,592,371	12,859,846	6,095,259	7,551,930

Income (expenses)
Selling and distribution		(1,545,568)	(1,459,608)	(898,186)	(925,663)
General and administrative		(1,633,003)	(1,434,272)	(1,148,537)	(865,085)
Research and development		(199,821)	(167,456)	(120,547)	(105,286)
Results from equity investments	11(c)	(888)	39,956	2,773,148	2,441,996
Other income (expenses), net	29	90,852	(479,404)	(170,613)	(449,092)

		8,303,943	9,359,062	6,530,524	7,648,800

Financial results	30
Financial expenses		(2,983,511)	(3,747,217)	(2,015,870)	(2,627,262)
Financial income		589,052	603,630	478,533	545,262
Exchange rate variations, net		(2,256,983)	(798,762)	(1,991,999)	(878,154)

		(4,651,442)	(3,942,349)	(3,529,336)	(2,960,154)

Profit before income tax and social contribution		3,652,501	5,416,713	3,001,188	4,688,646

Current and deferred income tax and social contribution	21.1	(745,291)	(1,292,268)	(134,513)	(614,532)

Profit for the year of continued operations		2,907,210	4,124,445	2,866,675	4,074,114

Discontinued operations results
Profit from discontinued operations			13,499		13,499
Current and deferred income tax and social contribution			(4,623)		(4,623)
			8,876		8,876

Profit for the year		2,907,210	4,133,321	2,866,675	4,082,990

Attributable to:
Company's shareholders		2,866,675	4,082,990
Non-controlling interest in subsidiaries		40,535	50,331

Profit for the year		2,907,210	4,133,321

				Parent company
				2018	2017
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)	26
Earnings per share - common				3.6033	5.1214
Earnings per share - preferred shares class "A"				3.6033	5.1214
Earnings per share - preferred shares class "B"				0.5910	0.6069

Profit per share attributable to the shareholders of the Company of discontinued operations at the end of the year (R$)
Earnings per share - common					0.0111
Earnings per share - preferred shares class "A"					0.0111

Profit per share attributable to the shareholders of the Company at the end of the year (R$)
Earnings per share - common				3.6033	5.1325
Earnings per share - preferred shares class "A"				3.6033	5.1325
Earnings per share - preferred shares class "B"				0.5910	0.5913

The notes are an integral part of the financial statements.

Braskem S.A. Statement of comprehensive income Years ended December 31 All amounts in thousands of reais	Continued

			Consolidated		Parent company
	Note	2018	2017	2018	2017

Profit for the year		2,907,210	4,133,321	2,866,675	4,082,990

Other comprehensive income:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(151,718)	605,204	(224,147)	540,628
Income tax and social contribution		54,481	(203,186)	76,210	(183,813)
Fair value of cash flow hedge - Braskem Idesa				54,321	48,432
Income tax and social contribution				(16,296)	(14,530)
Fair value of cash flow hedge from jointly-controlled		(2,329)	3,534	(2,329)	3,534
		(99,566)	405,552	(112,241)	394,251

Exchange variation of foreign sales hedge	19.4(a.i)	(3,145,857)	(397,045)	(3,145,857)	(397,045)
Sales Hedge - transfer to profit or loss	19.4(a.i)	1,022,782	1,022,830	1,022,782	1,022,830
Income tax and social contribution on exchange variation		721,845	(212,767)	721,845	(212,767)
Exchange variation of foreign sales hedge - Braskem Idesa	19.4(a.ii)	16,681	472,717	12,511	354,538
Sales Hedge - transfer to profit or loss - Braskem Idesa	19.4(a.ii)	236,570	163,696	177,427	122,772
Income tax on exchange variation - Braskem Idesa		(75,975)	(190,924)	(56,981)	(143,193)
		(1,223,954)	858,507	(1,268,273)	747,135

Foreign subsidiaries currency translation adjustment		801,223	(602)	946,342	51,445

Total		(522,297)	1,263,457	(434,172)	1,192,831

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial loss, net of taxes		(1,569)	(8,654)	(1,569)	(8,654)
Long term incentive plan, net of taxes		6,406		6,406
Loss on investments		(65)		(65)

Total		4,772	(8,654)	4,772	(8,654)

Total comprehensive income for the year		2,389,685	5,388,124	2,437,275	5,267,167

Attributable to:
Company's shareholders		2,437,275	5,267,167
Non-controlling interest in Braskem Idesa		(47,590)	120,957

Total comprehensive income for the year		2,389,685	5,388,124

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Consolidated
		Attributed to shareholders' interest
				Revenue reserves							Total
							Additional	Equity			Braskem	Non-controlling	Total
			Capital	Legal	Tax	Retention	dividends	valuation	Treasury	Retained	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	proposed	adjustments	shares	earnings	interest	subsidiaries	equity

At December 31, 2016		8,043,222	232,430	229,992		604,624		(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

Comprehensive income for the year:
Profit for the year										4,082,990	4,082,990	50,331	4,133,321
Exchange variation of foreign sales hedge, net of taxes								747,135			747,135	111,372	858,507
Fair value of cash flow hedge, net of taxes								394,251			394,251	11,301	405,552
Foreign subsidiaries currency translation adjustment								51,445			51,445	(52,047)	(602)
								1,192,831		4,082,990	5,275,821	120,957	5,396,778

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(26,847)		26,847
Realization of deemed cost of jointly-controlled investment, net of taxes								(963)		963
Actuarial loss with post-employment benefits, net of taxes								(8,654)			(8,654)		(8,654)
								(36,464)		27,810	(8,654)		(8,654)
Contributions and distributions to shareholders:
Lapsed dividends										482	482		482
Tax incentive reserve					71,745					(71,745)
Prepaid dividends										(1,000,000)	(1,000,000)		(1,000,000)
Legal reserve				204,150						(204,150)
Additional dividends proposed							1,500,000			(1,500,000)
Retained earnings						1,335,387				(1,335,387)
Goodwill on the acquisition of a subsidiary under common control								(488,388)			(488,388)		(488,388)
Non-controlling interest in subsidiaries												69,422	69,422
				204,150	71,745	1,335,387	1,500,000	(488,388)		(4,110,800)	(1,487,906)	69,422	(1,418,484)

At December 31, 2017		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,653,880)	(49,819)		6,517,851	(827,501)	5,690,350

Comprehensive income for the year:
Profit for the year										2,866,675	2,866,675	40,535	2,907,210
Exchange variation of foreign sales hedge, net of taxes								(1,268,273)			(1,268,273)	44,319	(1,223,954)
Fair value of cash flow hedge, net of taxes								(112,241)			(112,241)	12,675	(99,566)
Foreign currency translation adjustment								946,342			946,342	(145,119)	801,223
								(434,172)		2,866,675	2,432,503	(47,590)	2,384,913

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(26,717)		26,717
Realization of deemed cost of jointly-controlled investment, net of taxes								(962)		962
Actuarial gains post-employment benefits of subsidiaries , net of taxes								(1,569)			(1,569)		(1,569)
Long term incentive plan, net of taxes								6,406			6,406	133	6,539
Fair value adjustments of trade accounts receivable								(449)			(449)		(449)
								(23,291)		27,679	4,388	133	4,521
Contributions and distributions to shareholders:
Prescribed dividends										460	460		460
Additional dividends approved in the boar meeting	25(e.2)						(1,500,000)			(73)	(1,500,073)	(1,396)	(1,501,469)
Reversal of fiscal incentive										130
Legal reserve	25(e.1)			143,334						(143,334)
Tax incentive reserve	25(e.1)				81,863					(81,863)
Mandatory minimum dividends	25(e.1)									(667,419)	(667,419)		(667,419)
Additional dividends proposed	25(e.1)						2,002,255			(2,002,255)
Loss on investments								(65)			(65)	65
Sale of investments												(111)	(111)
				143,334	81,733		502,255	(65)		(2,894,354)	(2,167,097)	(1,442)	(2,168,539)

At December 31, 2018		8,043,222	232,430	577,476	153,478	1,940,011	2,002,255	(6,111,408)	(49,819)		6,787,645	(876,400)	5,911,245

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Parent company
		Attributed to shareholders' interest
				Revenue reserves							Total
							Additional	Equity			Braskem
			Capital	Legal	Tax	Retention	dividends	valuation	Treasury	Retained	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	proposed	adjustments	shares	earnings	interest

At December 31, 2016		8,043,222	232,430	229,992		604,624		(6,321,859)	(927)		2,787,482

Comprehensive income for the year:
Profit for the year										4,082,990	4,082,990
Exchange variation of foreign sales hedge, net of taxes								747,135			747,135
Fair value of cash flow hedge, net of taxes								394,251			394,251
Foreign subsidiaries currency translation adjustment								51,445			51,445
								1,192,831		4,082,990	5,275,821

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(26,847)		26,847
Realization of deemed cost of jointly-controlled investment, net of taxes								(963)		963
Actuarial loss with post-employment benefits, net of taxes								(8,654)			(8,654)
								(36,464)		27,810	(8,654)
Contributions and distributions to shareholders:
Lapsed dividends										482	482
Addition by merger of subsidiary									(48,892)		(48,892)
Goodwill on the acquisition of a subsidiary under common control								(488,388)			(488,388)
Tax incentive reserve					71,745					(71,745)
Prepaid dividends										(1,000,000)	(1,000,000)
Legal reserve				204,150						(204,150)
Additional dividends proposed							1,500,000			(1,500,000)
Retained earnings						1,335,387				(1,335,387)
				204,150	71,745	1,335,387	1,500,000	(488,388)	(48,892)	(4,110,800)	(1,536,798)

At December 31, 2017		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,653,880)	(49,819)		6,517,851

Comprehensive income for the year:
Profit for the year										2,866,675	2,866,675
Exchange variation of foreign sales hedge, net of taxes								(1,268,273)			(1,268,273)
Fair value of cash flow hedge, net of taxes								(112,241)			(112,241)
Foreign currency translation adjustment								946,342			946,342
								(434,172)		2,866,675	2,432,503

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(26,717)		26,717
Realization of deemed cost of jointly-controlled investment, net of taxes								(962)		962
Actuarial gains post-employment benefits of subsidiaries , net of taxes								(1,569)			(1,569)
Long term incentive plan, net of taxes								6,406			6,406
Fair value adjustments of trade accounts receivable								(449)			(449)
								(23,291)		27,679	4,388
Contributions and distributions to shareholders:
Prescribed dividends										460	460
Additional dividends approved in the boar meeting	25(e.2)						(1,500,000)			(73)	(1,500,073)
Reversal of fiscal incentive					(130)					130
Legal reserve	25(e.1)			143,334						(143,334)
Tax incentive reserve	25(e.1)				81,863					(81,863)
Mandatory minimum dividends	25(e.1)									(667,419)	(667,419)
Additional dividends proposed	25(e.1)						2,002,255			(2,002,255)
Loss on investments								(65)			(65)
				143,334	81,733		502,255	(65)		(2,894,354)	(2,167,097)

At December 31, 2018		8,043,222	232,430	577,476	153,478	1,940,011	2,002,255	(6,111,408)	(49,819)		6,787,645

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

		Consolidated			Parent company
	Note	2018	2017		2018	2017
	0
Profit before income tax and social contribution and for the result of discontinued operations		3,652,501	5,416,713		3,001,188	4,688,646

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		2,990,577	2,928,855		1,968,751	1,880,065
Results from equity investments	12(c)	888	(39,956)		(2,773,148)	(2,441,996)
Interest foreign exchange gain/losses		5,989,904	3,697,714		2,562,552	2,711,904
Gain from divestment in subsidiary			(276,816)			(276,366)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	10(c)	(519,830)			(519,830)
Provision for losses and write-offs of long-lived assets		72,470	213,184		60,316	184,470

		12,186,510	11,939,694		4,299,829	6,746,723

Changes in operating working capital
Trade accounts receivable		130,113	(1,598,392)		1,138,730	1,685,243
Inventories		(1,537,290)	(1,557,902)		(1,182,221)	(829,586)
Taxes recoverable		1,022,242	471,362		531,279	205,657
Prepaid expenses		(105,163)	(30,521)		(63,016)	(19,460)
Other receivables		(242,691)	25,802		27,085	75,230
Trade payables		1,343,375	(1,435,775)	(i)	(8,257,524)	3,724,398
Taxes payable		(977,248)	(217,583)		(313,996)	(28,908)
Advances from customers		(199,958)	(13,512)		(54,302)	157,033
Leniency agreement	23.3(a)	(330,006)	(1,343,803)		(267,985)	(942,905)
Sundry provisions		(116,458)	194,596		(123,107)	152,779
Other payables		833,227	55,541		53,674	(150,659)

Cash from operations		12,006,653	6,489,507		(4,211,554)	10,775,545

Financial investments (includes Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s)		98,349	(953,228)		(330,542)	(1,014,032)

Cash generated (used) from operations and handling of financial investments		12,105,002	5,536,279		(4,542,096)	9,761,513

Interest paid		(1,916,801)	(2,154,053)		(253,045)	(827,839)
Income tax and social contribution paid		(937,831)	(920,606)		(314,860)	(363,617)

Net cash generated (used) by operating activities		9,250,370	2,461,620		(5,110,001)	8,570,057

Proceeds from the sale of fixed assets		95,133	39,660		15,318	39,245
Proceeds from the sale of investments	1(a)	81,000	450,000		81,000	449,550
Funds received in the investments' capital reduction		2,254			2,254
Dividends received		41,791			46,829
Effect in the merger of cash in subsidiaries						31,779
Additions to investments in subsidiaries			(608,181)		(1,149)	(610,000)
Acquisitions to property, plant and equipment and intangible assets		(2,706,328)	(2,273,197)		(1,608,685)	(1,379,547)
Premium in the dollar put option		(2,167)	(14,683)		(2,167)	(14,683)

Net cash used in investing activities		(2,488,317)	(2,406,401)		(1,466,600)	(1,483,656)

Short-term and Long-term debt
Acquired		4,301,626	8,492,341		2,332,137	2,077,328
Payments		(6,592,197)	(8,779,091)		(3,636,549)	(7,241,734)
Derivative transactions
Payments			(810,279)			(810,279)
Braskem Idesa borrowings
Acquired			187,959
Payments		(812,929)	(1,080,502)
Related parties
Acquired				(ii)	11,702,416	3,941,614
Payments					(2,259,289)	(5,662,812)
Dividends paid		(1,499,900)	(998,893)		(1,498,446)	(998,893)

Net cash generated (used) in financing activities		(4,603,400)	(2,988,465)		6,640,269	(8,694,776)

Exchange variation on cash of foreign subsidiaries		(386,109)	6,475

Increase (decrease) in cash and cash equivalents		1,772,544	(2,926,771)		63,668	(1,608,375)

Represented by
Cash and cash equivalents at the beginning of the year		3,775,093	6,701,864		1,953,056	3,561,431
Cash and cash equivalents at the end of the year		5,547,637	3,775,093		2,016,724	1,953,056

Increase (decrease) in cash and cash equivalents		1,772,544	(2,926,771)		63,668	(1,608,375)

(i) Settlement of past-due trade payables of a subsidiary abroad (Note 9(b.i));
(ii)   Funding via export prepayment facilities with a subsidiary abroad (Note 9(b.ii)).

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

Years ended December 31

All amounts in thousands of reais

	Consolidated		Parent company
	2018	2017	2018	2017

Revenue	68,923,212	58,000,752	52,337,732	45,303,874
Sale of goods, products and services	68,255,566	57,958,099	52,058,524	45,351,039
Other income (expenses), net	567,793	1,202	175,675	(82,722)
Reversal for doubtful accounts	99,853	41,451	103,533	35,557
Inputs acquired from third parties	(51,627,620)	(41,147,077)	(41,169,403)	(34,116,843)
Cost of products, goods and services sold	(48,993,132)	(38,845,377)	(39,264,041)	(32,523,499)
Material, energy, outsourced services and others	(2,574,232)	(2,237,835)	(1,870,741)	(1,539,920)
Impairment of assets	(60,256)	(63,865)	(34,621)	(53,424)
Gross value added	17,295,592	16,853,675	11,168,329	11,187,031

Depreciation, amortization and depletion	(2,990,577)	(2,928,855)	(1,968,751)	(1,880,065)

Net value added produced by the Company	14,305,015	13,924,820	9,199,578	9,306,966

Value added received in transfer	1,856,981	652,527	3,732,033	2,996,197
Results from equity investments	(888)	48,832	2,773,148	2,450,872
Financial income	1,857,793	603,630	958,809	545,262
Other	76	65	76	63

Total value added to distribute	16,161,996	14,577,347	12,931,611	12,303,163

Personnel	1,565,468	1,421,214	1,095,354	1,018,832
Direct compensation	1,239,606	1,147,158	839,297	801,083
Benefits	263,294	212,815	191,320	154,876
FGTS (Government Severance Pay Fund)	62,568	61,241	64,737	62,873

Taxes, fees and contribuitions	4,925,801	4,232,072	4,273,176	3,511,778
Federal	2,235,453	2,214,611	1,616,053	1,569,651
State	2,639,015	1,995,068	2,639,015	1,928,530
Municipal	51,333	22,393	18,108	13,597

Remuneration on third parties' capital	6,763,517	4,790,740	4,696,406	3,689,563
Financial expenses	6,495,041	4,545,979	4,478,761	3,487,287
Rentals	268,476	244,761	217,645	202,276

Remuneration on own capital	2,907,210	4,133,321	2,866,675	4,082,990
Profit for the year	2,866,675	3,074,114	2,866,675	3,074,114
Dividends		1,000,000		1,000,000
Non-controlling interest in subsidiaries	40,535	50,331
Discontinued operations results		8,876		8,876

Value added distributed	16,161,996	14,577,347	12,931,611	12,303,163

The notes are an integral part of the financial statements.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

1                    Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The Company operates in industrial units in Brazil, the United States, Germany and Mexico. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals.

Braskem is also engaged in the manufacture, trading, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as equity method investees or associates.

As per the Material Fact notice dated June 15, 2018, Braskem was informed by Odebrecht S.A., of the start of negotiations with LyondellBasell, a publicly held corporation based in Rotterdam, for a potential transaction involving the transfer to LyondellBasell of the totality of  Odebrecht S.A. ’s interest in  Braskem. Such negotiations are ongoing.

(a)               Significant corporate and operating events impacting these financial statements

            In April 2018, the Company received the amount of R$81,000, adjusted by inflation, related to the outstanding balance of the R$100 million provided for in the sale made, in 2017, of the subsidiaries Quantiq Distribuidora Ltda and IQAG Armazéns Gerais Ltda. The difference between the expected amount and the received amount was recognized in the second quarter of 2018 in the line “Other income (expenses), net,” in the amount of R$19,558, resulted from an adjustment provided in the agreement.

2                    Summary of significant accounting policies

Except for the changes that occurred with the adoption of the new standards (Note 2.3), accounting practices were applied consistently in the preparation of these financial statements and are described in the respective notes.

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when required, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

The issue of these financial statements was authorized by the Executive Board on March 11, 2019.

2.1.1        Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with accounting practices adopted in Brazil, including the standards issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

All relevant information pertaining exclusively to these financial statements is presented herein and corresponds to the information used by the Management of the Company.

The individual and consolidated Statement of Value Added (“DVA”) was prepared in accordance with CPC 09 and is required under Brazilian Corporation Law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement.

(a)               Consolidation

The consolidated financial statements comprise the financial statements of the Parent Company and the following entities:

		Total and voting interest - %
		Headquarters	2018	2017
Direct and Indirect subsidiaries
BM Insurance Company Limited ("BM Insurance")	(i)	Bermuda	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(ii)	Austria		100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.66	63.66
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.66	63.66
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")	(iii)	Brazil	100.00

(i)         Created in October, 2018.

(ii)       Terminated in June, 2018.

(iii)      Multi-asset fund created in December, 2018.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

2.1.2        Parent company financial statements

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, following the provisions in Federal Law 6,404/76, and subsequent amendments, and the standards issued by CPC, and are disclosed together with the consolidated financial statements.

2.2              Functional and foreign currency

(a)               Functional and presentation currency

The functional currency of the Company is the real. The presentation currency is also real, except as otherwise stated.

(b)               Functional currency other than the Brazilian real

Certain subsidiaries have a different functional currency from that of the Parent Company, as follows:

Functional currency

Subsidiaries
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso

The other subsidiaries adopt the Brazilian real as functional currency.

(c)               Exchange variation effects

The effects from exchange variation on the Company’s transactions are mainly due to the variation in the rates of the following currencies:

	End of period rate at December 31			Average rate
	2018	2017	Variation	2018	2017	Variation
U.S. dollar - Brazilizan real	3.8748	3.3080	17.13%	3.6558	3.1925	14.51%
Euro - Brazilizan real	4.4390	3.9693	11.83%	4.3094	3.6089	19.41%
Mexican peso - Brazilizan real	0.1972	0.1681	17.31%	0.1901	0.1694	12.24%
U.S. dollar - Mexican peso	19.6655	19.6890	-0.12%	19.2363	18.9142	1.70%
U.S. dollar - Euro	0.8729	0.8464	3.13%	0.8471	0.8871	-4.50%

2.3              Changes in key accounting policies

The Company adopted “CPC 47 / IFRS 15 – Revenue from Contracts with Customers” and “CPC 48 / IFRS 9 – Financial Instruments” as of January 1, 2018.

Due to the transition methods chosen by the Company to apply these accounting standards, the comparative information throughout these financial statements has not been restated to reflect the requirements of the new standards.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

The effects from the adoption of these standards are mainly due to the following:

•      Change in the impairment calculation methodology in accordance with CPC 48 / IFRS 9 (Note 7).

•      Presentation of the variable considerations (bonuses) deducted directly from gross revenue (Note 27);

•      Change in the classification and measurement of financial assets (Note 2.3(a.2.i));

•      Change in the accounting of operations involving dollar put and call options designated for hedge accounting (Note 19.3.1(a.i)).

 (a.1)   CPC 47 / IFRS 15 – Revenue from Contracts with Customers

CPC 47 / IFRS 15 introduces a comprehensive framework to determine if and when revenue must be recognized, and by how much the revenue is measured. CPC 48 / IFRS 15 replaces the standards CPC 30 / IAS 18 – Revenue.

The Company adopted CPC 47 / IFRS 15 using the cumulative effect method, with initial application of the standard on the initial date (i.e., January 1, 2018). As a result, the Company did not apply the requirements of CPC 47 / IFRS 15 to the comparative period reported (2017).

The Company did not incur significant changes at the time or when measuring its sales revenue for the performance obligations identified, which are:

•                    Delivery of goods sold – the performance obligation ends when the ownership of the good is transferred to the client. For the Company, there was no difference between CPC 30 / IAS 18 – Revenue and CPC 47 / IFRS 15 upon recognition of the revenue associated with this performance obligation.

•                    Contracting freight to deliver goods – the performance obligation of the Company to contract freight to deliver the goods sold ends when the service is completed. The Company did not change the time of recognition, and continues to recognize at the end of the delivery of goods sold. The Company consider immaterial on its profit and loss any change in the time of recognition the performance obligation associated with freight.

The Company adopts the practice of contracting with certain clients bonuses for achieving sales targets. For clients which the Company expects will meet such targets and accordingly will receive a bonus are accrued the amounts due on a monthly basis. This provision, which until December 31, 2017 was recognized as a deduction from sales revenue, is presented, as of January 1, 2018, as a deduction from gross revenue.

The Company considers commercial discounts included on client invoices as part of the fair value of the revenue recognized, according to that established the accounting standard (CPC 30 / IAS 18) applicable until December 31, 2017. Therefore, the commercial discounts included on client invoices did not result in any changes as a result of adoption or measurement of its accounting recognition in accordance with CPC 48 / IFRS 15.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

 (a.2)   CPC 48 / IFRS 9 – Financial Instruments

CPC 48 / IFRS 9 – Financial Instruments establishes requirements for recognition and measurement of financial assets, liabilities and some contracts to buy or sell non-financial items. This standard replaces CPC 38/IAS 39 – Financial Instruments: Recognition and Measurement.

 (a.2.i)  Classification – Financial Assets

CPC 48 / IFRS 9 has a new approach for the classification and measurement of financial assets that reflects the business model in which assets are managed and its cash flow characteristics.

CPC 48 / IFRS 9 has three main classification categories for financial assets: measured at amortized cost (“AC”), at fair value through other comprehensive income (“FVTOCI”) and at fair value through profit and loss (“FVTPL”). The standard eliminates IAS 39 classifications of held-to-maturity, loans and receivables and available-for-sale. CPC 48 / IFRS 9 requires the classification of financial assets based on the business model of the entity for managing their financial assets.

Pursuant to CPC 48 / IFRS 9, embedded derivatives in contracts where the host is a financial asset under the standard’s scope are never separated. Instead, the hybrid financial instrument is assessed in its entirety for classification.

Based on its assessment, the Company did not have a relevant impact on the accounting of its financial investments resulting from new requirements of CPC 48 / IFRS9. However, because some trade accounts receivables are sold to financial institutions and derecognized before the maturity date (Note 7), the Company classified part of its trade accounts receivables that could be sold at fair value under FVTOCI. The effect of this new classification on January 1, 2018 was R$601.

The following table and corresponding notes explain the original measurement categories, in accordance with CPC 38 / IAS 39 and the new categories of measurement in accordance with CPC 48 / IFRS 9, for each class of financial asset on January 1, 2018.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

The effect from the adoption of CPC 48 / IFRS 9 on the accounting balance of financial assets as of January 1, 2018 is related to the following:

(i)                 New impairment calculation methodology

(ii)               Calculation of the fair value for receivables that, in accordance with the Company’s Business Model, may be sold before their maturities.

	Classification by category		Book value
	CPC 38 / IAS 39	CPC 48 / IFRS 9	CPC 38 / IAS 39	CPC 48 / IFRS 9

Cash and cash equivalents
Cash and banks	Loans and receivables	Amortized cost	1,428,766	1,428,766
Financial investments in Brazil	Loans and receivables	Fair value through profit or loss	1,706,784	1,706,784
Financial investments abroad	Held-for-trading	Fair value through profit or loss	639,543	639,543
			3,775,093	3,775,093

Financial investments
LFT's and LF's	Held-for-trading	Fair value through profit or loss	1,816,889	1,816,889
Time deposit investments	Loans and receivables	Amortized cost	440,616	440,616
Time deposit investments	Held-for-trading	Fair value through profit or loss	15,764	15,764
Other	Held-for-trading	Fair value through profit or loss	39,739	39,739
			2,313,008	2,313,008

Trade accounts receivable	Loans and receivables	Amortized cost	3,244,851	3,235,463
Trade accounts receivable	Loans and receivables	Fair value through other comprehensive income	73,841	73,240

Derivatives	Financial assets measured at fair value	Fair value through profit or loss	74,378	74,378

 (a.2.ii) Impairment – Financial and Contractual Assets

CPC 48/IFRS 9 replaced the “incurred loss” model from CPC 38 / IAS 39 for a prospective model of "expected credit losses." This requires a relevant judgment regarding the way in which changes in economic factors affect the expected credit losses, which are determined based on weighted probabilities.

The new expected losses model will apply to financial assets measured at AC or FVTPL, excluding investments in equity instruments and contractual assets.

According to CPC 48 / IFRS 9, provisions for expected losses are measured using one of the following bases:

•           The 12-month expected credit losses, i.e. expected credit losses from possible default events within 12 months after the reporting date, and whose credit risk does not increase significantly since initial recognition; and

•           The full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). The measurement of these credit losses applies when the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The Company’s assessment indicated that the adoption of the expected credit loss model as required by CPC 48 / IFRS 9 on January 1, 2018 in the amount of R$9,388, net of taxes.

The judgments of how changes in economic factors affect the expected credit losses of the Company are determined by stages that can be observed in Note 7.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

 (a.2.iii)  Hedge Accounting

CPC 48 / IFRS 9 requires that the Company ensure that hedge accounting relationships are aligned with the Company’s risk management objectives and strategies, and that a more qualitative and prospective approach is applied to assess hedge effectiveness. CPC 48 / IFRS 9 also introduces new requirements for rebalancing hedge relations and prohibits the voluntary discontinuation of hedge accounting.

Upon adopting CPC 48 / IFRS 9, the Company elected to account for changes to fair value of forward points separately, as hedge cost. Thus, as of January 1, 2018, these changes are recognized in other comprehensive income (loss) and accrued in a hedge cost reserve as a separate component in equity and subsequently accounted for in the same way as the cumulative gains or losses in the cash flow hedge reserve.

The types of hedge accounting relations presently designated by the Company meet the CPC 48 / IFRS 9 requirements and are aligned with the organization's risk management objective and strategy.

 (a.2.iv)  Transition

The changes to accounting policies stemming from the adoption of CPC 48 / IFRS 9 were applied prospectively, including:

(i)       Allowed exemption to not restate comparative information from prior periods due to changes in classification and measurement financial instruments, including expected credit losses.

(ii)     New requirements for hedge accounting.

(iii)   The following assessments were made based on facts and circumstances in place on the adoption date:

•         Determination of business model in which the financial asset is held.

•         Designation and revoking of prior designations of specific financial assets and liabilities measured at FVTPL.

2.4              New or revised pronouncements that are not yet effective

(a)       IFRS 16 / CPC 06 (R2) – Leases

This pronouncement replaces the previous standards on leases, including CPC 06 / IAS 17 – Leases and the corresponding interpretations, such as ICPC 03, IFRIC 4, SIC 15 and SIC 27.

The standard introduces a single and standardized model for the accounting of leases in the balance sheet of the lessees, in which it recognizesa right-of-use asset representing the right to use the leased asset and a lease liability that represents the obligation to pay the lease are recognized.  Exemptions from recognition will be allowed for low-value and short-term contracts.

In addition, the expenses related to these leases are no longer linear operating lease expense, going in accordance with IFRS 16 to be a cost of depreciation of use rights assets and interest expense on lease obligations.

The definition of leasing includes all contracts that entitle the use and control of an identifiable asset, including lease contracts and, potentially, some components of service agreements.

The variable elements of the payments related to leases (e.g., a machinery and/or equipment rental contract with part of the payments based on the asset’s productivity) are not considered in the calculation of the liability, and are recorded as operating expenses.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

The Company will make the transition using the modified retrospective approach, i.e., it will apply the requirements of the commercial lease standard to all existing agreements on the initial adoption date, i.e. January 1, 2019. Therefore, information and balances will not be restated for comparison purposes.

The new accounting standard  provides practical expedients whose election is optional.  The Company intends to adopt the following accounting policies during the transition:

•      Not to revaluate whether the contract is or contains any lease on the initial adoption date. Instead, will apply CPC 06 (R2) to agreements that have been previously identified as leases, using CPC 06 (R2) (IAS 17) and ICPC 03 (IFRIC 4);

•      Opt not to separate non-lease components from lease components, considering them, therefore, as a single lease component;

•      Not to record contracts with terms above 12 months, that at the transition date, will end within 12 months as from the initial adoption date;

•      Not to record low-value agreements (R$30 for the company in Brazil or US$10 for foreign subsidiares), in accordance with the policy defined by the Management.

•      Exclude the initial costs with measuring the asset from the right of use on the initial adoption date;

•      Use hindsight, such as determining the term of the lease, if the contract contains options to postpone or terminate the lease, among others; and

•      Apply a single discount rate to the lease portfolio with reasonably similar characteristics (such as leases with similar remaining lease terms, for a similar class of underlying asset in a similar economic environment and similar financing currencies – “portfolios”).

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

In this context, the Company expects the initial adoption of CPC 06 (R2) / IFRS 16 to affect its financial statements and internal processes. The most significant impacts are related to:

 (1) recognition of new assets of right-of-use assets and lease liabilities in the balance sheet;

 (2) the disclosure of new significant information on lease activities.

The Company does not expect significant changes in lease activities in the period between the publication of these financial statements and the date of initial adoption.

The effects expected as of January 1, 2019 are as follows:

•         Recognition of additional liabilities estimated between R$1,700,000 and R$1,900,000, as corresponding entries to the recognition of right-of-use assets. The amounts reflect the present value of the remaining minimum payments of the rent of existing operating leases;

•         The agreements that are exempt from recognition because they are short term and/or low value amount to an annual operating expense of approximately R$85,000.

•         Such recognition has no impact on the Company's results.

Furthermore, as of the reporting date of these Financial Statements, the Company is developing processes and controls to meet the new requirements.

(b)         IFRIC 23 – Uncertainty on Income Tax Treatment (ICPC 22 – Uncertainty on Income Tax Treatments)

The new interpretation establishes requirements for recognition and measurement in situations where the Company has determined, during the process of calculating taxes on net income (income tax and social contribution), the use of tax treatments that could be construed as uncertain and, therefore, could be questioned by the tax authorities.

The management is assessing the impacts of this interpretation.

3                    Application of critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates.

The Company makes a series of other estimates that are presented in the respective notes, such as allowance for doubtful accounts and provision for repairing environmental damage.

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in critical estimates are presented below:

3.1              Deferred income tax (“IR”) and social contribution (“CSL”)

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the business plan, which is annually prepared by the Executive Board and submitted to the Board of Directors for approval. This plan uses as main variables projections for the price of the products manufactured by the Company, price of inputs, growth of the gross domestic product of each country where the Company operates, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These projections are made based on specialized external consulting firms and on the Company’s historical performance and in strategic planning.

Information on deferred income tax and social contribution is presented in Note 21(c).

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

3.2              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services, like Bloomberg and Reuters. Nevertheless, the volatility of the foreign exchange and interest rate markets in Brazil has been causing significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

Information on derivative and non-derivative financial instruments is presented in Note 19.

3.3              Useful life of assets

The Company recognizes the depreciation and depletion of its tangible and intangible assets with defined useful lives based on their estimated useful life approved by the Company’s experts with experience in the management of Braskem’s plants. The useful lives of the assets are reviewed at the end of every year by the Company’s experts in order to confirm whether they need to be changed.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that: (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average (%) depreciation and depletion rates:

	Consolidated
	2018	2017
Buildings and improvements	3.42	3.36
Machinery, equipment and installations	8.04	8.34
Mines and wells	8.84	8.84
Furniture and fixtures	10.03	10.13
IT equipment	20.13	20.09
Lab equipment	9.53	9.56
Security equipment	9.72	9.77
Vehicles	17.83	17.51
Other	18.82	18.17

Information on property, plant and equipment is presented in Note 12.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

3.4              Impairment test and analysis

(a)               Tangible and intangible assets with defined useful lives

Annually or when there is an indication that an asset may be impaired, the Company conducts an analysis to determine the existence of any indication that the carrying amount of tangible assets and intangible assets with defined useful lives may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive or technological nature.

Some significant and notable aspects considered by the Company in this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a strategic vision of the business and also remains in permanent contact with a team of external consultants. If the aforementioned variables indicate any material risk to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.4(b).

The Company’s assets are grouped initially under operating Segments, based on product lines and production site location. Within each Segment, assets are grouped into Cash-Generating Units (“CGU”) as follows:

Reportable operating segments:

Chemicals:

•           CGU Chemicals Bahia: represented by assets of the chemicals plants located in the state of Bahia;

•           CGU Chemicals South: represented by assets of the chemicals plants located in the state of Rio Grande do Sul;

•           CGU Chemicals Southeast: represented by assets of the chemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins:

•           CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•           CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•           CGU Renewables: represented by the assets of the Green PE plant located in Brazil;

Vinyls:

•           CGU Vinyls: represented by assets of PVC and chloride soda plants located in Brazil;

USA and Europe:

•           CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•           CGU Polypropylene Europe: represented by assets of PP plants located in Germany;

Mexico:

•           Represented by the assets of the ethylene and PE plants located in Mexico.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(b)               Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations are tested for impairment once a year. These tests are based on the projected cash generation, in each operating segment (except for Chemicals Sul CGU which is tested at the the cash generating unit level), for a five-year period, which are extracted from the business plan of the Company and cited in Note 3.1. In addition to the projected cash flow for the period from 2019 to 2023, perpetuity is also calculated based on the long-term vision and excluding real growth. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (“WACC”).

The goodwill allocated to the Polyolefins operating segment was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Parent Company, which resulted in significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill for impairment, at operating segment level, since the benefits of the synergies are associated with all units acquired.

The remaining existing goodwill is allocated to the Chemicals Sul CGU and to the Vinyls operating segment.

Goodwill from future profitability are presented in Note 13. Said note also presents the results of impairment tests.

3.5              Contingencies

Existing contingent liabilities and provisions are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

The Management of Braskem, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, i.e., the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       tax and social security claims – the amount of the provision corresponds to the amount of the claim, plus interests and penalties; and

(ii)     labor and other claims - the amount of the provision corresponds to the disbursement amount estimated, plus interests and penalties.

Possible loss – these are proceedings for which the possibility of loss is greater than remote and lesser than probable. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases arising from business combinations, the Company does not recognize a provision and mentions the most significant matters in a note to the financial statements (Note 23.2).

In business combination transactions, in accordance with the provision in CPC 15 and IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

The Company’s contingencies are presented in Note 23.

3.6              Hedge accounting

The Parent Company designated non-derivate financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i) the performance of exports according to its business plan, which are inherent to the market and business where it operates, and (ii) the ability of the Company to refinance its liabilities in U.S. dollar, since the priority financing in U.S. dollar is part of the Company’s guidelines and strategy and the maintenance of a minimum level of net liabilities in U.S. dollar is envisaged in the Financial Policy of the Company.

The subsidiary Braskem Idesa designated all of the financing it obtained from financial institutions for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate is included in the project that was presented to the banks/lenders, which, due to the consistency of the projection, granted Braskem Idesa a financing line should be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase.

All hedge transactions conducted by the Company are in compliance with the accounting procedures and practices adopted by Braskem, and effectiveness tests are conducted for each transaction every quarter, which prove the effectiveness of its hedge strategy.

The Company determined that hedged items for the Parent Company and the subsidiary Braskem Idesa will be characterized by the first sales in U.S. dollars in each quarter until the amount designated for each period is reached (Notes 19.4(a.i) e 19.4(a.ii), respectively). The liabilities designated for hedge will be aligned with the hedging maturity schedule and the Company’s financial strategy.

According to the Financial Policy, the Company may contract derivatives (swaps, NDFs, options, etc.) to hedge against the volatility of the foreign exchange and interest rate. These derivatives may be designated for hedge accounting based on the judgment of Management and when such designation is expected to significantly improve the demonstration of the compensatory effect on the fluctuations in the items protected by the hedge. The Company currently has derivatives designated for cash flow hedge accounting, as reported in Note 19.3.

4                    Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy which is periodically reviewed by the Board of Directors. The purpose of risk management is to protect the Company’s cash flows and reduce the threats to the financing of its operating working capital and investment programs.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

4.1              Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 19.6(c.2).

(a)               Exposure to commodity risks

Most of Braskem’s feedstocks (naphtha, ethane, propane and propylene) and main products (PE, PP and PVC) are commodities quoted on international markets. A series of factors determine the dynamics of these quotes which directly impacts Braskem’s results and cash generation. Nevertheless, the Company believes such risk is inherent to the petrochemical business and, therefore, in general, it does not seek financial instruments to hedge against commodity price fluctuations.

(b)               Exposure to foreign exchange risk

Considering the dynamics of the international petrochemical market, where prices are mostly pegged to international dollar-denominated references, even Braskem’s sales in Brazil are strongly correlated to the U.S. currency. Therefore, the maintenance of a portion of costs in Brazilian real (fixed expenses with personnel, freight and energy, etc.) tends to generate a net exposure loss to the local currency.

Therefore, with the goal of partially mitigating the long-term exchange risk, as of September 2016, the Company started to contract financial derivatives to compose a Long-Term Foreign Exchange Hedge Program. The Program mainly aims to mitigate dollar call and put option contracts, hedging expected flows over a 24-month horizon, as described in greater detail in Note 19.3.

In addition to the Hedge Program, to balance the composition between dollar-denominated assets and liabilities, Braskem’s Financial Policy requires the Company to maintain a percentage of at least 70% of the dollar-denominated portion of net debt. If convenient, the company may maintain a percentage of more than 70%, although subject to a sensitivity analysis of key financial indicators and proof of the inexistence of significant risk of deterioration of these indicators.

On December 31, 2018, Braskem prepared a sensitivity analysis for its exposure to the fluctuation in the U.S. dollar, as informed in Note 19.6.

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Interbank Certificate of Deposit (“CDI”) rate.

In 2018, Braskem held swap contracts (Note 19.3.1) in which it: receives Libor and pays a fixed rate.

On December 31, 2018, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 19.6(c.1) and (c.2).

4.2              Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

On December 31, 2018, approximately 34.5% of the amounts recorded as “Cash and cash equivalents” (Note 5) and Financial investments (Note 6) were allocated to financial institutions that had offset agreements with the Company. The obligations under these agreements are accounted for under “Borrowings” (Note 15). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary, including credit insurance.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2018, the balance of trade accounts receivable was net of allowance for doubtful accounts (Note 7).

4.3              Liquidity risk

Braskem has a calculation methodology to determine a minimum cash “monthly vision” (30-day horizon) and a minimum cash “yearly vision” (up to 12-month horizon) for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. The amounts to determine the minimum cash “yearly vision” are calculated mainly based on the projected operating cash generation, less short-term debts and working capital needs. The amounts used for determining the minimum cash “monthly vision” consider the projected operating cash disbursement, debt service and contributions to projects, as well as the planned disbursement for derivatives maturing in the period, among other items. The Company uses as minimum cash in its financial policy the greater of these two references.

In May 2018, the Company, in keeping with its commitment to maintain its financial liquidity, contracted an international revolving credit facility in the amount of US$1 billion, which expires in 2023. This line may be used without restrictions to improve the Company’s credit quality or in the event of deterioration in the macroeconomic scenario.

The two facilities held by the Company before, in the amounts of R$750 million with expiration in December 2019 and of R$500 million with expiration in September 2019, were cancelled.

As of December 31, 2018, the new credit line had not been used.

On December 31, 2018, the subsidiary Braskem Idesa continued to record as current liabilities its financial obligations whose original maturities were long term. Such reclassification is due to the failure to comply with certain contractual covenants set forth in the financing contract of Braskem Idesa (Note 16). Note that Braskem Idesa has been settling all its obligations in accordance with the original debt maturity schedule and none of its creditors has requested or showed any intention of requesting the immediate reimbursement of said obligations or the early amortization of the debt.

Considering that Braskem Idesa’s group of lenders will remain not requesting the early amortization of this debt, Braskem’s financial liabilities by maturity, including the amounts due under the Leniency Agreement (Note 23.3), are as shown in the table below. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

					Consolidated
	Maturity
	Until	Between one and	Between two and	More than
	one year	two years	five years	five years	Total

Trade payables	8,435,246	273,264			8,708,510
Borrowings	806,418	6,469,288	5,479,526	26,182,832	38,938,064
Debentures	34,760	118,457	141,972	106,316	401,505
Braskem Idesa borrowings	995,741	2,482,602	2,835,154	7,353,752	13,667,249
Derivatives	76,355	55,449	128,765		260,569
Loan to non-controlling shareholder of Braskem Idesa				2,183,830	2,183,830
Leniency agreement (Note 23.3)	341,308	341,308	897,376		1,579,992
At December 31, 2018	10,689,828	9,740,368	9,482,793	35,826,730	65,739,719

In case Braskem Idesa’s group of lenders decide to request the early amortization of this debt, Braskem’s financial liabilities by maturity, including the amounts due under the Leniency Agreement (Note 23.3), would be as follows in the table below. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

	Consolidated
	Maturity
	Until	Between one and	Between two and	More than
	one year	two years	five years	five years	Total

Trade payables	8,435,246	273,264			8,708,510
Borrowings	806,418	6,469,288	5,479,526	26,182,832	38,938,064
Debentures	34,760	118,457	141,972	106,316	401,505
Braskem Idesa borrowings	10,504,592				10,504,592
Derivatives	76,355	55,449	128,765		260,569
Loan to non-controlling shareholder of Braskem Idesa				2,183,830	2,183,830
Leniency agreement (Note 23.3)	341,308	341,308	897,376		1,579,992
At December 31, 2018	20,198,679	7,257,766	6,647,639	28,472,978	62,577,062

4.4              Capital management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and financial investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company’s operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is also the case of liquidity, capital is not managed at the Parent Company level, but rather at the consolidated balance sheet level, except for the liquidity and capital of Braskem Idesa, which are managed specifically within the joint venture.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

5                    Cash and cash equivalents

		Consolidated		Parent Company
		2018	2017	2018	2017

Cash	(i)	2,228,964	1,428,766	47,735	67,424
Cash equivalents:
Domestic market		1,754,561	1,706,784	1,932,170	1,885,120
Foreign market		1,564,112	639,543	36,819	512
Total		5,547,637	3,775,093	2,016,724	1,953,056

(i)         On December 31, 2018, it includes cash of R$963,357 (R$247,286 of cash and R$47,400 of cash equivalents on December 31, 2017) of the subsidiary Braskem Idesa, available for use exclusively in its subsidiary.

This item includes cash, bank deposits and highly liquid financial investments available for redemption within three months. These assets are convertible into a known cash amount and are subject to insignificant risk of change in value.

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the funds FIM Jupiter and FIM Netuno. Cash equivalents abroad mainly comprise fixed–income instruments issued by highly rated financial institutions (time deposit).

6                    Financial investments

		Consolidated		Parent Company
		2018	2017	2018	2017
Amortized cost
Time deposit investments	(i)	49,630	440,616	49,630
Fair value through profit or loss
Time deposit investments			15,764		15,764
Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s	(ii)	2,247,272	1,816,889	2,247,272	1,816,889
Restricted funds investments	(iii)	9,998	12,404
Other		60,711	27,335	664	667
Total		2,367,611	2,313,008	2,297,566	1,833,320

Current assets		2,357,613	2,302,672	2,297,566	1,833,320
Non-current assets		9,998	10,336
Total		2,367,611	2,313,008	2,297,566	1,833,320

(i)    In 2017, the amount of R$440,616 was given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa. The guarantee was withdrawn in April 2018.

(ii)   These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market and Management expects their realization in the short term.

(iii)  Restricted funds represent bank deposits with yields of approximately 100% of the Interbank Deposit Rate (“CDI”), and their use is related to the fulfillment of the contractual obligations of the debentures.

7                    Trade accounts receivable

The Company’s billing period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are written-off at the moment of the sale.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

		Consolidated		Parent Company
		2018	2017	2018	2017
Customers
Domestic market		1,425,444	1,459,623	1,387,814	1,521,082
Foreign market		1,901,184	2,209,094	840,423	1,977,584
Allowance for doubtful accounts	(i)	(233,625)	(350,025)	(217,739)	(337,697)
Total		3,093,003	3,318,692	2,010,498	3,160,969

Current assets		3,075,218	3,281,196	1,766,418	1,824,740
Non-current assets		17,785	37,496	244,080	1,336,229
Total		3,093,003	3,318,692	2,010,498	3,160,969

(i)                 As disclosed in Note 2.4, the  CPC48 / IFRS 9 replaced, as from January 1, 2018, the “incurred losses” model of CPC 38 / IAS 39 with a prospective model of “expected credit losses,” which requires greater judgment of how the changes in economic factors affect the expected credit losses, which are determined based on the following stages:

Stage 1 – when the securities are still performing at this stage, expected credit losses are calculated based on the actual experience of credit loss (write-off) over the last five years, segregating customers in accordance with their Operating Risk.

Stage 2 – when there is deterioration in the credit risk of the customer since the initial recognition; at this stage, the Company considers as deterioration of credit risk any credits that were renegotiated and that must be collected in court, regardless of their maturity.

Stage 3 – includes financial assets that have objective evidence of impairment; the trigger for evidence of impairment is an unprecedented delay of more than 90 days.

The following table shows the Company’s expected credit loss for each stage:

			Consolidated		Parent Company
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts

Stage 1 (Performing)	Operation risk 1	No risk	1,977,941		1,115,401
	Operation risk 2	No risk	635,549		539,396
	Operation risk 3	0.27%	268,156	752	163,248	493
	Operation risk 4	0.63%	199,499	1,218	182,781	1,193
	Operation risk 5	100%	24	24	24	24
			3,081,169	1,994	2,000,850	1,710

Stage 2 (Significant Increase in Loss Risk)	1st Renegotiation lower than 24 months	12% or 100%	10,533	1,554	10,533	1,554
	2nd Renegotiation greater than 24 months	91% or 100%	2,915	2,876	2,915	2,876
	Legal	100%	172,189	172,189	172,026	172,026
			185,637	176,619	185,473	176,455

Stage 3 (No payment performance - Indicative of impairment)
	Between 90 and 180 days	50% or 100%	10,014	5,204	4,847	2,505
	Above 180 days	100%	49,808	49,808	37,068	37,068
			59,822	55,012	41,914	39,573

Total			3,326,628	233,625	2,228,237	217,739

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

The changes in the allowance for doubtful accounts are presented below:

	Consolidated		Parent company
	2018	2017	2018	2017

Balance of provision at the beginning of the year	(350,025)	(380,559)	(337,697)	(358,878)
Provision in the year	(24,604)	(38,231)	(8,219)	(27,171)
Reversal in the year	124,579	56,804	111,752	39,850
Write-offs	16,425	22,878	16,425	22,878
Addition through merger of Cetrel		(10,917)
Addition through merger of Braskem Petroquímica		-		(14,376)
Balance of provision at the end of the year	(233,625)	(350,025)	(217,739)	(337,697)

The breakdown of trade accounts receivable by maturity is as follows:

	Consolidated		Parent company
	2018	2017	2018	2017

Accounts receivables not past due	2,616,104	2,886,546	1,849,953	2,540,524
Past due securities:
Up to 90 days	492,265	567,590	168,618	478,677
91 to 180 days	10,941	3,673	5,539	278,493
As of 180 days	207,318	210,908	204,127	200,972
	3,326,628	3,668,717	2,228,237	3,498,666
Allowance for doubtful accounts	(233,625)	(350,025)	(217,739)	(337,697)
Total customers portfolio	3,093,003	3,318,692	2,010,498	3,160,969

8                    Inventories

	Consolidated		Parent company
	2018	2017	2018	2017

Finished goods	5,542,220	4,255,114	3,672,001	2,785,182
Raw materials, production inputs and packaging	1,578,523	1,291,720	1,291,921	1,124,964
Maintenance materials	465,684	365,803	185,087	165,073
Advances to suppliers	93,445	482,043	86,965	273,401
Imports in transit	838,099	498,707	838,099	498,704
Total	8,517,971	6,893,387	6,074,073	4,847,324

In current assets	8,486,577	6,846,923	6,042,679	4,800,860
In non-current assets	31,394	46,464	31,394	46,464
Total	8,517,971	6,893,387	6,074,073	4,847,324

Inventories of finished products are stated at average cost of purchase or production or the estimated price of sale or acquisition, excluding taxes, whichever is lower.

The value of finished products includes raw materials, ancillary and maintenance materials used, depreciation of industrial facilities, expenses with Company’s and third-party personnel involved in industrial production and maintenance, and logistics expenses with the transfer of these products from the plants to the sale terminals.

Finished goods are measured at the lower of cost and net realizable value, and, when necessary, a provision is recorded. For this estimate, the Company considers the sale price projected, reduced by all costs of sale, for the period during which it expects to sell the product. This period is determined based on the historical data for the turnover of the respective inventory. In 2018, the net effect of this provision is R$13,906 (2017 - R$14,220).

Braskem S.A.

Notes to consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

9               Related parties

(a)          Consolidated

									Consolidated
					Balances at December 31, 2018				Balances at December 31, 2017
	Associates companies, Jointly-controlled investment and Related companies					Associates companies, Jointly-controlled investment and Related companies
	Odebrecht and					Odebrecht and
	subsidiaries		Petrobras and			subsidiaries	Petrobras and
Balance sheet	and associates		subsidiaries	Other	Total	and associates	subsidiaries	Other	Total
Assets
Current
Trade accounts receivable			20,119	2,687	22,806	7,634	45,184	60,502	113,320
Inventories	8,665	9(c.i)and	30,193		38,858	250,904	118		251,022
Dividends and interest on capital		(c.ii)		890	890			10,859	10,859
Total assets	8,665		50,312	3,577	62,554	258,538	45,302	71,361	375,201

Liabilities
Current
Trade payables	16,851		160,324		177,175	21,530	149,058	700	171,288
Other payables	2,841		484		3,325	2,338	562	7,591	10,491
Total liabilities	19,692		160,808		180,500	23,868	149,620	8,291	181,779

					Twelve-month period ended December 31, 2018				Twelve-month period ended December 31, 2017
	Associates companies, Jointly-controlled investment and Related companies					Associates companies, Jointly-controlled investment and Related companies
	Odebrecht and					Odebrecht and
	subsidiaries		Petrobras and			subsidiaries	Petrobras and
	and associates		subsidiaries	Other	Total	and associates	subsidiaries	Other	Total

Transactions
Sales of products			1,225,443	736,192	1,961,635	27,467	1,810,789	629,302	2,467,558
Purchases of raw materials, finished goods
services and utilities	460,480		15,540,144	3,800	16,004,424	742,161	12,795,819	5,664	13,543,644
Financial income (expenses)			(49)		(49)	2,056	(39,433)		(37,377)
Other income	4,214				4,214
General and administrative expenses
Post-employment benefits plan ("EPE")
Odebrecht Previdência Privada ("Odeprev")				48,514				36,725	36,725
Acquisiton of subsidiary	-					610,000			610,000

Braskem S.A.

Notes to consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

(b)          Parent Company

	Balances at December 31, 2018
	Associates companies, Jointly-controlled investment and Associates companies								Related companies				EPE
									Odebrecht and
Balance sheet	Braskem	Braskem		Braskem		Braskem	Braskem		subsidiaries		Petrobras and		FIM Júpiter
Assets	Inc.	Holanda		Holanda Inc		America	Argentina	Other	and associates		subsidiaries	Other	and Netuno	Total

Current
Cash and equivalents													1,323,799	1,323,799
Financial investments													2,247,271	2,247,271
Trade accounts receivable						25,053	105,483	27,670			20,119			178,325
Inventories									8,665	9(c.i) and	30,193			38,858
Dividends and interest on capital										(c.ii)		890		890
Related parties	193	1,143				26,524	1	10,183						38,044

Non-current
Trade accounts receivable		245,765												245,765
Related parties
Loan agreements	18,449							1,032						19,481
Total assets	18,642	246,908		-		51,577	105,484	38,885	8,665		50,312	890	3,571,070	4,092,433

Liabilities
Current
Trade payables		6,847,872	(i)					24,484	14,759		160,324			7,047,439
Accounts payable to related parties
Advance to export				585,873		10,739								596,612
Other payables	14,879	35				445		1,114						16,473
Other		20,612							2,841		484			23,937

Non-current
Trade Payables
Accounts payable to related parties
Advance to export				18,878,716	(ii)	321,608								19,200,324
Total liabilities	14,879	6,868,519		19,464,589		332,792		25,598	17,600		160,808			26,884,785

	Twelve-month period ended December 31, 2018
	Associates companies, Jointly-controlled investment and Associates companies								Related companies				EPE
									Odebrecht and
	Braskem	Braskem		Braskem		Braskem	Braskem		subsidiaries		Petrobras and		FIM Júpiter
	Inc	Holanda		Holanda Inc		America	Argentina	Other	and associates		subsidiaries	Other	and Netuno	Total
Transactions
Sales of products		4,354,828				387,765	309,851	864,268			1,225,443			7,142,155
Purchases of raw materials, finished products
services and utilities		13,472,150				309		177,453	457,622		15,540,144			29,647,678
Financial income (expenses)	1,131	(2,665,895)		(2,216,243)		(161,058)	22,325	8,217	(6)		(49)		209,619	(4,801,959)
Other income									4,214					4,214
General and administrative expenses - Odeprev												48,514		48,514

(i)   During the third quarter of 2018, Braskem paid R$13,369,882 (US$4,053,120) in invoices related to imports of raw materials.

(ii)  Throughout the third quarter of 2018, Braskem raised R$11,699,875 (US$3,000,000) through export prepayment facilities.

Braskem S.A.

Notes to consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

	Balances at December 31, 2017
	Associates companies, Jointly-controlled investment and Associates companies							Related companies				EPE
								Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries		Petrobras and
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	and associates		subsidiaries	Other	FIM Júpiter	Total
Assets
Current
Cash and equivalents												1,613,351	1,613,351
Financial investments												1,816,888	1,816,888
Trade accounts receivable		428			23,833	111,824	104,084	3,855		45,184			289,208
Inventories								250,904	9(c.i) and	118			251,022
Dividends and interest on capital							10,859		(c.ii)				10,859
Related parties		115			20,771		9,592						30,478

Non-current
Trade accounts receivable		1,298,733											1,298,733
Related parties
Loan agreements	15,172						881						16,053
Total assets	15,172	1,299,276			44,604	111,824	125,416	254,759		45,302		3,430,239	5,326,592

Liabilities
Current
Trade payables	25						13,829	12,796		149,058			175,708
Accounts payable to related parties
Advance to export			107,574		675,547								783,121
Other payables					60								60
Other							7,591	2,338		562			10,491

Non-current
Trade Payables		13,585,736											13,585,736
Accounts payable to related parties
Advance to export			6,910,306		274,564								7,184,870
Payable notes	12,703												12,703
Total liabilities	12,728	13,585,736	7,017,880		950,171		21,420	15,134		149,620			21,752,689

	Twelve-month period ended December 31, 2017
	Associates companies, Jointly-controlled investment and Associates companies							Related companies				EPE

	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	Other	FIM Júpiter	Total
Transactions
Sales of products		3,774,728		31,082	159,784	326,232	722,800	27,467		1,782,154			6,824,247
Purchases of raw materials, finished products
services and utilities		8,102,867		2,983,908			41,148	714,216		11,637,035			23,479,174
Financial income (expenses)	25,451	(295,793)	(756,179)	(3)	(48,919)	1,725	(101)	2,056		(39,433)		6,445	(1,104,751)
General and administrative expenses - Odeprev											36,725		36,725
Acquisiton of subsidiary								610,000					610,000

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

(c)               New and/or renewed agreements with related companies

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract with related parties that exceed R$20,000 per operation or R$60,000 altogether per fiscal year. This is valid for contracts between Braskem and its subsidiaries and: (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Personnel of such entities; (ii) affiliates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem participates and any subsidiaries thereof.

Pursuant to Federal Law 6,404/76, officers and directors are prohibited from: (i) performing any acts of liberality with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization under the Bylaws or by the shareholders’ meeting.

As part of its control to identify related parties, Key Personnel annually inform whether they, or their close relatives, hold full or shared control of any company. All companies that conducted transactions with Braskem and its subsidiaries, are provided in this Note.

The related parties that have significant relationship with the Company are as follows:

Odebrecht and its direct and indirect subsidiaries:

•           Atvos Agroindustrial S.A. (“Atvos”).

•           Agro Energia Snata Luzia S.A. (“USL”).

•           Construtora Norberto Odebrecht S.A. (“CNO”).

•           Usina Conquista do Pontal S.A. (“UCP”).

Petrobras and its direct and indirect subsidiaries:

•           Petróleo Brasileiro S.A. (“Petrobras”).

•           Petrobras Distribuidora (“BR Distribuidora”).

Joint ventures of Braskem:

•           Refinaria de Petróleo Riograndense S.A. (“RPR”).

Associate of Braskem:

•           Borealis Brasil S.A. (“Borealis”).

The main transactions between the Company and related parties, in the fiscal years ended December 31, 2018 and December 31, 2017, all conducted under normal market terms and conditions (arm’s length basis), are as follows:

•           Odebrecht and its subsidiaries:

(i)          In March 2017, the Company entered into an agreement for supply of hydrous ethanol with UCP and USL. Ethanol is the feedstock consumed by Braskem to produce green ethylene. The agreement is guaranteed by Atvos and Rio Claro Agroindustrial S.A.. The agreement also provides for a commercial discount and other flexibilities in the process of Braskem’s acquisition of the product.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

In December 2017, the Company entered into an amendment that changed the billing for raw material acquisitions to future delivery, so as to bring forward the billing of the volume of the goods to be delivered between January and March 2018. The amendment determines that the price practiced at time of delivery is the lesser of the ceiling established in the amendment and the reference established in the original contract.

The agreement was valid until April 30, 2018.

(ii)      In December 2017, an agreement was entered into with USL, UCP, Atvos and Brenco Companhia Brasileira de Energia Renovável, with the purpose of ensuring the supply of hydrous ethanol volumes, which included a commercial discount on the supply and established contractual flexibilities for acquisition. The contract includes an advance of R$200,000, which is guaranteed by a pledge of the sugarcane crop, its products and sub-products at a net market value greater than the amount of the advance, with the pledged asset insured by a policy contracted from a premium insurer and with a provision for subrogation to the Company, with duration through April 30, 2019. The balance of the advance on December 31, 2018 is R$8,665.

(iii)    In December 2017, the Company signed an industrial maintenance services agreement with CNO that encompassed boilers and the welding of tubing and static equipment, as well as operational and maintenance services on cargo machinery to be performed at the Braskem Units located in Rio Grande do Sul. The agreement has an estimated maximum amount of R$120,000 and is valid through December 1, 2021. In 2018, the transactions amounted to R$19,054.

(iv)    In May 2018, Braskem entered into an agreement for caustic soda movement and storage services with Liquiport Vila Velha S.A., a wholly owned subsidiary of Odebrecht Transport S.A. The agreement has an estimated maximum value of R$93,000 and is valid for 10 years. Sales in the period amounted to R$5,844.

•           Petrobras and its subsidiaries:

(i)        Since December 2015, the Company has maintained an agreement with Petrobras for the annual supply of 7 million tons of petrochemical naphtha, which has a duration of five years.

(ii)      Braskem maintains agreements for the sale of gasoline to PBR Distribuidora, which is renewed on a monthly basis.

•           Braskem joint venture:

(i)        In 2018, sales of gasoil to RPR amounted to R$127,342. The product is used as feedstock in the diesel production process.

(ii)      Braskem has maintained monthly negotiations for the sale of gasoline to RPR. Sales in fiscal year 2018 amounted to R$422,599.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

(d)               Accounts payable to related companies

	Parent company
	Balance at			Interest, changes			Balance at
	December 31,			monetary and		Incorporations	December 31,
	2017	Obtained	Payments	foreign exchange, net	Transferences	effects	2018

Export prepayment	783,121		(2,258,280)	1,210,541	861,232		596,614
Credit notes	60	2,541	(1,009)		14,879		16,471
Total	783,181	2,541	(2,259,289)	1,210,541	876,111		613,085

Export prepayment	7,184,870	11,699,875		1,176,811	(861,232)		19,200,324
Credit notes	12,703			2,176	(14,879)
Total	7,197,573	11,699,875		1,178,987	(876,111)		19,200,324

Total	7,980,754	11,702,416	(2,259,289)	2,389,528			19,813,409

(e)               Key management personnel

	Parent company and consolidated
Income statement transactions	2018	2017
Remuneration
Short-term benefits	60,922	60,303
Post-employment benefit	989	664
Long term incentive plan	4,404
Total	66,315	60,967

10                Taxes recoverable

		Consolidated		Parent Company
		2018	2017	2018	2017

Parent Company and subsidiaries in Brazil
IPI		9,050	18,226	9,050	18,226
Value-added tax on sales and services (ICMS) - normal operations	(a)	444,067	499,984	443,988	499,979
ICMS - credits from PP&E		170,998	140,904	169,908	140,904
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		482	22,389		21,904
PIS and COFINS - credits from PP&E		255,739	223,297	255,739	222,964
REINTEGRA program	(b)	20,615	102,166	20,615	102,166
Federal supervenience	(c)	707,772	160,198	707,772	160,198
Other		2,852	4,322	1,866	2,486

Foreign subsidiaries
Value-added tax ("IVA")		173,051	90,050
Other		7,750	4,021
Total		1,792,376	1,265,557	1,608,938	1,168,827

Current assets		423,188	452,839	240,905	356,497
Non-current assets		1,369,188	812,718	1,368,033	812,330
Total		1,792,376	1,265,557	1,608,938	1,168,827

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

(a)               ICMS – normal operations

Accumulated ICMS credits over the past few years arises mainly from domestic sales subject to deferred taxation and export sales.

The Management of the Company has been prioritizing a series of actions to maximize the use of these credits and currently does not expect losses on the realization of cumulative balances.

(b)               REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to the following percentages of all export revenue, in accordance with Federal Law 13,043/14 and Executive Order 8,543/15:

(i)    3%, between October 1, 2014 and February 28, 2016;

(ii)   1%, between March 1, 2016 and November 30, 2016;

(iii)  0.1% between December 1, 2016 and December 31, 2016;

(iv)  2% between January 1, 2017 and May 31, 2018; and

(v)   0.1% as of June 1, 2018.

Such credits may be realized in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

In the fiscal year ended December 31, 2018, the Company recognized credits in the amount of R$69,055 (R$178,716 in 2017) and offset the amount of R$144,957 (R$138,531 in 2017). In the Statement of Operations, credits were recognized in the item “Cost of products sold.”

(c)               Recovery of Federal Tax Credits

In March 2017, the Federal Supreme Court (“STF”) decided, in connection with the Extraordinary Appeal indicated by STF itself as the leading case of this discussion, that ICMS tax should not be included in the calculation base of PIS/COFINS. Despite the filing of a motion for clarification by the Federal Government requesting the prospective effects of the decision, the STF itself and all Regional Federal Appellate Courts in Brazil have applied the decision of the lead case indiscriminately. On December 31, 2018, the Extraordinary Appeal of the Federal Government, filed in a lawsuit brought by Braskem S/A itself, was ruled moot, therefore increasing the legal certainty of the Company for recognizing its right.  In this scenario, Braskem recognized on December 31, 2018 a tax credit in the amount of R$519,830 related to PIS and COFINS for the period from March 2017 to November 2018, of which R$265,438 was recorded under “Net sales revenue”, R$235,919 under “Other operating income (expenses)” and R$18,473 under “Financial income.”

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

11                Investments

(a)               Information on investments

		Interest in total and	Adjusted net profit (loss)		Adjusted
		voting capital (%) - 2018	for the year		equity
		Direct and indirect	2018	2017	2018	2017

Subsidiaries
BM Insurance		100.00	(3)		1,082
Braskem Alemanha		100.00	1,332,514	1,069,616	6,165,186	4,069,847
Braskem America		100.00	1,248,067	993,681	5,626,416	3,665,456
Braskem America Finance		100.00	1,860	981	(4,707)	(5,667)
Braskem Argentina		100.00	(11,221)	10,844	23,713	34,934
Braskem Austria	(i)		(58)	(322)		4,459
Braskem Chile		100.00	1,697	4,382	20,764	19,067
Braskem Holanda		100.00	2,803,209	2,291,436	7,853,313	4,006,132
Braskem Holanda Finance		100.00	110	(8,569)	(10,232)	(8,658)
Braskem Holanda Inc		100.00	3,373	1,661	8,210	3,909
Braskem Finance		100.00	2,978	(9,529)	(98,916)	(101,894)
Braskem Idesa		75.00	103,611	202,657	(3,829,092)	(3,586,358)
Braskem Idesa Serviços		75.00	4,923	6,674	24,793	15,450
Braskem Inc.		100.00	(46,421)	(40,349)	197,139	243,560
Braskem México		100.00	7,065	(1,292)	222,265	183,595
Braskem México Sofom		100.00	31,501	3,971	51,590	15,397
Braskem México Serviços		100.00	(3,120)	552	105	2,812
Braskem Petroquímica	(ii)			61,170
Cetrel		63.68	40,270	(916)	222,678	505,066
DAC		63.68	23,220	4,875	94,584	76,971
Lantana		100.00	(153)	(13)	(1,040)	(888)

Jointly-controlled investment
RPR		33.20	6,358	106,109	99,672	201,038
Odebrecht Comercializadora de Energia S.A. ("OCE")	(i)		(48)	(543)		5,178

Associates
Borealis		20.00	(2,900)	17,752	163,884	166,630

(i)              Terminated in June, 2018.

(ii)            Merged into Braskem in November, 2017.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

(b)               Changes in investments – Parent Company

			Capital increase (decrease)	Dividends and interest on equity	Equity in results of investees			Provision for losses/ other	Equity valuation adjustments	Currency translation adjustments	Balance at 2018
	Balance at 2017	Acquisition of shares			Effect of results	Adjustment of profit in inventories	Goodwill amortization
Subsidiaries and jointly-controlled investment

Domestic
Cetrel	121,029	111		(2,476)	23,205			(65)			141,804
RPR	66,753			(32,060)	2,106				(3,704)		33,095
OCE	1,036				(9)		(1,027)
	188,818	111		(34,536)	25,302		(1,027)	(65)	(3,704)		174,899

Foreign subsidiaries
BM Insurance			1,038		(3)					47	1,082
Braskem Alemanha	230,370				75,425				44	43,135	348,974
Braskem Argentina	28,474				(11,221)	6,460					23,713
Braskem Austria	4,459			(4,398)	(28)					(33)
Braskem Chile	19,067				1,697						20,764
Braskem Holanda	3,983,860				2,803,209	(90,598)			173,386	870,587	7,740,444
Braskem Inc.	243,560				(46,421)						197,139
Braskem México	183,595				7,065					31,605	222,265
	4,693,385		1,038	(4,398)	2,829,723	(84,138)			173,430	945,341	8,554,381

	4,882,203	111	1,038	(38,934)	2,855,025	(84,138)	(1,027)	(65)	169,726	945,341	8,729,280

Associate	33,406		(2,254)		(549)			2,174			32,777

Total	4,915,609	111	(1,216)	(38,934)	2,854,476	(84,138)	(1,027)	2,109	169,726	945,341	8,762,057

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

(c)               Equity accounting results

	Consolidated		Parent company
	2018	2017	2018	2017

Equity in results of subsidiaries, associate and jointly-controlled	(888)	39,779	2,770,338	2,476,751
Amortization of fair value adjustment				(25,788)
Reversals (provision) for losses on investments			2,831	(9,144)
Dividends received		177	(21)	177
	(888)	39,956	2,773,148	2,441,996

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

(d)               Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company’s consolidated statements.

Balance sheet	Consolidated Braskem without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated
	2018	2017		2018	2017		2018	2017	2018	2017
Assets
Curent
Cash and cash equivalents	4,584,280	3,480,407		963,357	294,686				5,547,637	3,775,093
Financial investments	2,357,613	2,302,672							2,357,613	2,302,672
Trade accounts receivable	2,574,791	2,809,034		627,879	620,531		(127,452)	(148,369)	3,075,218	3,281,196
Inventories	7,907,429	6,500,198		579,148	346,725				8,486,577	6,846,923
Taxes recoverable	313,499	389,810		109,689	63,029				423,188	452,839
Income tax and social contribution	773,952	896,225							773,952	896,225
Derivatives	6,714	3,793		21,000					27,714	3,793
Other receivables	372,846	388,957		319,122	44,630				691,968	433,587

	18,891,124	16,771,096		2,620,195	1,369,601		(127,452)	(148,369)	21,383,867	17,992,328

Non-current
Taxes recoverable	1,369,127	812,666		61	52				1,369,188	812,718
Income tax and social contribution	241,788	210,915							241,788	210,915
Deferred tax	114,000	129,469		990,158	1,036,257				1,104,158	1,165,726
Related parties	6,137,206	5,051,706				(ii)	(6,137,206)	(5,051,706)
Other receivables	546,892	637,549		47,217	33,207				594,109	670,756
Property, plant and equipment	20,102,981	19,180,263		12,365,063	11,228,346	(iii)	(708,154)	(646,999)	31,759,890	29,761,610
Intangible	2,562,722	2,575,567		178,260	151,930				2,740,982	2,727,497

	31,074,716	28,598,135		13,580,759	12,449,792		(6,845,360)	(5,698,705)	37,810,115	35,349,222

Total assets	49,965,840	45,369,231		16,200,954	13,819,393		(6,972,812)	(5,847,074)	59,193,982	53,341,550

Liabilities and shareholders' equity
Current
Trade payables	8,099,755	5,254,167		368,949	159,872		(127,452)	(148,369)	8,341,252	5,265,670
Borrowings	737,436	1,184,781							737,436	1,184,781
Debentures	27,732	27,183							27,732	27,183
Braskem Idesa Borrowings				10,504,592	9,691,450				10,504,592	9,691,450
Payroll and related charges	617,079	609,883		28,317	20,634				645,396	630,517
Taxes payable	419,204	408,007		12,801	13,067				432,005	421,074
Income tax and social contribution	419,320	840,130							419,320	840,130
Other payables	1,932,548	1,019,346		75,849	57,581				2,008,397	1,076,927

	12,253,074	9,343,497		10,990,508	9,942,604		(127,452)	(148,369)	23,116,130	19,137,732

Non-current
Loan agreements	24,160,720	22,176,640							24,160,720	22,176,640
Braskem Idesa Borrowings	266,777	286,141							266,777	286,141
Accounts payable to related parties				6,147,768	5,065,971	(ii)	(6,147,768)	(5,065,971)
Loan to non-controlling shareholders of Braskem Idesa			(v)	2,183,830	1,756,600				2,183,830	1,756,600
Provision for losses on subsidiaries	2,871,819	2,689,769				(iv)	(2,871,819)	(2,689,769)
Other payables	3,544,932	4,286,245		10,348	7,842				3,555,280	4,294,087

	30,844,248	29,438,795		8,341,946	6,830,413		(9,019,587)	(7,755,740)	30,166,607	28,513,468

Shareholders' equity
Attributable to the Company's shareholders	6,787,645	6,517,850		(3,131,500)	(2,953,624)		3,131,500	2,953,625	6,787,645	6,517,851
Non-controlling interest in subsidiaries	80,873	69,089					(957,273)	(896,590)	(876,400)	(827,501)

	6,868,518	6,586,939		(3,131,500)	(2,953,624)		2,174,227	2,057,035	5,911,245	5,690,350

Total liabilities and shareholders' equity	49,965,840	45,369,231		16,200,954	13,819,393		(6,972,812)	(5,847,074)	59,193,982	53,341,550

(i)         Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)       Loan from Braskem Holanda as part of shareholders’ contribution to the Braskem Idesa project.

(iii)      Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv)      Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)       Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

	Consolidated Braskem
Statement of profit or loss	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017

Net sales revenue	54,851,243	46,207,109	3,766,371	3,656,801	(617,748)	(603,316)	57,999,866	49,260,594
Cost of products sold	(44,759,559)	(34,898,834)	(2,314,998)	(2,125,031)	667,062	623,117	(46,407,495)	(36,400,748)

	10,091,684	11,308,275	1,451,373	1,531,770	49,314	19,801	11,592,371	12,859,846

Income (expenses)
Selling and distribution	(1,355,986)	(1,287,817)	(189,582)	(171,791)			(1,545,568)	(1,459,608)
General and administrative	(1,524,480)	(1,336,072)	(108,191)	(122,043)	(332)	23,843	(1,633,003)	(1,434,272)
Research and development	(199,821)	(167,456)					(199,821)	(167,456)
Results from equity investments	76,821	191,949			(77,709)	(151,993)	(888)	39,956
Other income (expenses), net	(208,252)	(511,709)	299,104	32,305			90,852	(479,404)

	6,879,966	8,197,170	1,452,704	1,270,241	(28,727)	(108,349)	8,303,943	9,359,062

Financial results
Financial expenses	(2,203,504)	(3,044,668)	(1,090,019)	(973,952)	310,012	271,403	(2,983,511)	(3,747,217)
Financial income	867,185	850,367	31,879	24,666	(310,012)	(271,403)	589,052	603,630
Exchange rate variations, net	(2,014,205)	(936,804)	(232,064)	132,186	(10,714)	5,856	(2,256,983)	(798,762)

	(3,350,524)	(3,131,105)	(1,290,204)	(817,100)	(10,714)	5,856	(4,651,442)	(3,942,349)

Profit before income tax
and social contribution	3,529,442	5,066,065	162,500	453,141	(39,441)	(102,493)	3,652,501	5,416,713

IR and CSL - current and deferred	(648,134)	(992,285)	(97,157)	(299,983)			(745,291)	(1,292,268)
	(648,134)	(992,285)	(97,157)	(299,983)			(745,291)	(1,292,268)

Profit for the year of continued operations	2,881,308	4,073,780	65,343	153,158	(39,441)	(102,493)	2,907,210	4,124,445

Discontinued operations results
Profit (loss) from discontinued operations		13,499						13,499
IR and CSL - current and deferred		(4,623)						(4,623)
		8,876						8,876

Profit for the year	2,881,308	4,082,656	65,343	153,158	(39,441)	(102,493)	2,907,210	4,133,321

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands of reais, except as otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017

Profit before income tax and social contribution and for the result with discontinued operations	3,529,442	5,066,065	162,500	453,141	(39,441)	(102,493)	3,652,501	5,416,713

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	2,228,978	2,230,466	810,581	742,033	(48,982)	(43,644)	2,990,577	2,928,855
Results from equity investments	(76,821)	(191,949)			77,709	151,993	888	(39,956)
Interest and monetary and exchange variations, net	4,634,302	2,900,745	1,344,888	802,825	10,714	(5,856)	5,989,904	3,697,714
Gain on sale of investment in subsidiary		(276,816)						(276,816)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(519,830)						(519,830)
Provision for losses and write-offs of long-lived assets	69,270	212,759	3,200	425			72,470	213,184

	9,865,341	9,941,270	2,321,169	1,998,424			12,186,510	11,939,694

Changes in operating working capital
Financial investments in time deposit
Trade accounts receivable	158,378	(1,304,474)	(7,348)	(373,066)	(20,917)	79,148	130,113	(1,598,392)
Inventories	(1,337,618)	(1,594,570)	(199,672)	36,668			(1,537,290)	(1,557,902)
Taxes recoverable	1,068,637	417,992	(46,395)	53,370			1,022,242	471,362
Prepaid expenses	(67,051)	(21,732)	(38,112)	(8,789)			(105,163)	(30,521)
Other receivables	(6,299)	34,500	(236,392)	(8,698)			(242,691)	25,802
Trade payables	1,113,381	(1,237,594)	209,077	(119,033)	20,917	(79,148)	1,343,375	(1,435,775)
Taxes payable	(828,222)	(134,766)	(149,026)	(82,817)			(977,248)	(217,583)
Advances from customers	(218,623)	(3,089)	18,665	(10,423)			(199,958)	(13,512)
Leniency agreement	(330,006)	(1,343,803)					(330,006)	(1,343,803)
Other payables	299,010	124,050	417,759	126,087			716,769	250,137

Cash from operations	9,716,928	4,877,784	2,289,725	1,611,723			12,006,653	6,489,507

Financial investments (includes LFT´s and LF´s)	98,349	(953,228)					98,349	(953,228)

Cash generated from operations and handling of financial investments	9,815,277	3,924,556	2,289,725	1,611,723			12,105,002	5,536,279

Interest paid	(1,328,420)	(1,648,971)	(588,381)	(505,082)			(1,916,801)	(2,154,053)
Income tax and social contribution paid	(937,557)	(919,236)	(274)	(1,370)			(937,831)	(920,606)

Net cash generated by operating activities	7,549,300	1,356,349	1,701,070	1,105,271			9,250,370	2,461,620

Proceeds from the sale of fixed assets and intangible assets	95,133	39,660					95,133	39,660
Proceeds from the sale of investments	81,000	450,000					81,000	450,000
Funds received in the investments´ capital reduction	2,254						2,254
Dividends received	41,791						41,791
Additions to investments in subsidiaries		(608,181)						(608,181)
Acquisitions to property, plant and equipment and intangible assets	(2,635,906)	(2,185,567)	(70,422)	(87,630)			(2,706,328)	(2,273,197)
Other investments	(2,167)	(14,683)					(2,167)	(14,683)

Net cash used in investing activities	(2,417,895)	(2,318,771)	(70,422)	(87,630)			(2,488,317)	(2,406,401)

Short-term and long-term debt
Acquired	4,301,626	8,492,341					4,301,626	8,492,341
Payments	(6,592,197)	(8,779,091)					(6,592,197)	(8,779,091)
Derivative transactions - payments		(810,279)						(810,279)
Braskem Idesa borrowings
Acquired				187,959				187,959
Payments			(812,929)	(1,080,502)			(812,929)	(1,080,502)
Related parties
Acquired loans (payment of loans )	72,880	20,637	(72,880)	(20,637)
Dividends paid	(1,499,900)	(998,893)					(1,499,900)	(998,893)

Net used in financing activities	(3,717,591)	(2,075,285)	(885,809)	(913,180)			(4,603,400)	(2,988,465)

Exchange variation on cash of foreign subsidiaries	(309,941)	17,849	(76,168)	(11,374)			(386,109)	6,475

Increase (decrease) in cash and cash equivalents	1,103,873	(3,019,858)	668,671	93,087			1,772,544	(2,926,771)

Represented by
Cash and cash equivalents at the beginning for the year	3,480,407	6,500,265	294,686	201,599			3,775,093	6,701,864
Cash and cash equivalents at the end for the year	4,584,280	3,480,407	963,357	294,686			5,547,637	3,775,093

Increase (decrease) in cash and cash equivalents	1,103,873	(3,019,858)	668,671	93,087			1,772,544	(2,926,771)

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

12                Property, plant and equipment

(a)               Change

		Consolidated
		Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total

Cost		471,655	5,530,714	36,804,409	3,495,965	1,404,759	47,707,502
Accumulated depreciation/depletion			(1,111,642)	(16,595,497)		(663,653)	(18,370,792)
Balance as of December 31, 2016		471,655	4,419,072	20,208,912	3,495,965	741,106	29,336,710

Acquisitions	0			149,018	2,090,157	6,066	2,245,241
Additions for acquisition of subsidiary		14,937	122,846	63,081	46,833	92,052	339,749
Capitalized financial charges	0				130,272		130,272
Foreign currency translation adjustment	0	5,600	168,554	387,757	56,425	4,877	623,213
Transfers by concluded projects		29,703	145,622	2,216,704	(2,539,041)	147,012
Disposals	0	(21,249)	(5,149)	(166,585)	(5,946)	(12,342)	(211,271)
Cost	0	(21,249)	(7,444)	(525,724)	(5,946)	(21,368)	(581,731)
Depletion	0		2,295	359,139		9,026	370,460
Depreciation / depletion	0		(280,448)	(2,275,788)		(146,068)	(2,702,304)
Net book value	0	500,646	4,570,497	20,583,099	3,274,665	832,703	29,761,610
Cost	0	500,646	6,058,259	39,211,042	3,274,665	1,755,092	50,799,704
Accumulated depreciation/depletion	0		(1,487,762)	(18,627,943)		(922,389)	(21,038,094)
Balance as of December 31, 2017	0	500,646	4,570,497	20,583,099	3,274,665	832,703	29,761,610

Cost - reclassification		68,902	(70,296)	1,038,042	186,606	(92,650)	1,130,604
Cost - reclassified		569,548	5,987,963	40,249,084	3,461,271	1,662,442	51,930,308

Accumulated depreciation/depletion - reclassification			(88,244)	(964,517)		(77,843)	(1,130,604)
Accumulated depreciation/depletion - reclassified			(1,576,006)	(19,592,460)		(1,000,232)	(22,168,698)
Balance as of December 31, 2017		569,548	4,411,957	20,656,624	3,461,271	662,210	29,761,610

Acquisitions			372	201,492	2,439,286	13,199	2,654,349
Capitalized financial charges					178,055		178,055
Foreign currency translation adjustment		32,751	593,228	1,433,855	137,551	30,411	2,227,796
Cost		32,751	674,720	1,727,164	137,551	52,242	2,624,428
Depletion			(81,492)	(293,309)		(21,831)	(396,632)
Transfers by concluded projects			16,477	1,022,560	(1,106,975)	67,938
Transfers to intangible					(2,922)	(1,539)	(4,461)
Disposals			(2,009)	(40,503)	(3,873)	(1,675)	(48,060)
Cost			(2,983)	(175,562)	(3,873)	(9,475)	(191,893)
Depletion			974	135,059		7,800	143,833
Depreciation / depletion			(370,035)	(2,487,820)		(151,544)	(3,009,399)
Net book value		602,299	4,649,990	20,786,208	5,102,393	619,000	31,759,890
Cost		602,299	6,676,549	43,024,738	5,102,393	1,784,807	57,190,786
Accumulated depreciation/depletion			(2,026,559)	(22,238,530)		(1,165,807)	(25,430,896)
Balance as of December 31, 2018		602,299	4,649,990	20,786,208	5,102,393	619,000	31,759,890

(i)      On December 31, 2018, the main amounts recorded under this item corresponded to expenses with scheduled maintenance shutdowns in Brazil and at overseas plants that are either in the preparation phase or ongoing (R$975,509), capitalized financial charges (R$293,697), inventories of spare parts (R$441,133), strategic projects in Brazil (R$125,541) and the strategic projects of Braskem America (R$1,547,870). The remainder corresponds mainly to various operational projects for maintaining the production capacity of plants.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

	Parent Company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost	292,509	1,734,953	26,981,068	2,822,457	993,980	32,824,967
Accumulated depreciation/depletion		(936,866)	(15,323,570)		(601,404)	(16,861,840)
Balance as of December 31, 2016	292,509	798,087	11,657,498	2,822,457	392,576	15,963,127

Acquisitions			141,029	1,216,852	(3,484)	1,354,397
Additions through merger of Braskem Petroquímica	77,680	108,310	638,750	67,351	33,288	925,379
Capitalized financial charges				99,017		99,017
Transfers by concluded projects		6,097	1,592,844	(1,687,530)	88,589
Other	(18,048)		(157,056)	(2,152)	(3,886)	(181,142)
Cost	(18,048)		(496,530)	(2,152)	(8,421)	(525,151)
Depreciation			339,474		4,535	344,009
Depreciation / depletion		(56,172)	(1,669,905)		(108,485)	(1,834,562)
Net book value	352,141	856,322	12,203,160	2,515,995	398,598	16,326,216
Cost	352,141	1,926,834	29,887,613	2,515,995	1,158,743	35,841,326
Accumulated depreciation/depletion		(1,070,512)	(17,684,453)		(760,145)	(19,515,110)
Balance as of December 31, 2017	352,141	856,322	12,203,160	2,515,995	398,598	16,326,216

Cost - reclassification	4,637	8,449	22,844	(4)	(10,153)	25,773
Cost - reclassified	356,778	1,935,283	29,910,457	2,515,991	1,148,590	35,867,099

Accumulated depreciation/depletion - reclassification		(6,045)	(29,884)		10,156	(25,773)
Accumulated depreciation/depletion - reclassified		(1,076,557)	(17,714,337)		(749,989)	(19,540,883)
Balance as of December 31, 2017	356,778	858,726	12,196,120	2,515,991	398,601	16,326,216

Acquisitions			174,931	1,367,862	11,822	1,554,615
Capitalized financial charges				78,448		78,448
Transfers by concluded projects			927,620	(956,986)	29,366
Transfers to intangible				469		469
Other		(1,852)	(38,834)	(3,073)	(703)	(44,462)
Cost		(4,937)	(166,262)	(3,073)	(5,691)	(179,963)
Depreciation		3,085	127,428		4,988	135,501
Depreciation / depletion		(57,629)	(1,796,744)		(110,579)	(1,964,952)
Net book value	356,778	799,245	11,463,093	3,002,711	328,507	15,950,334
Cost	356,778	1,930,346	30,846,746	3,002,711	1,184,087	37,320,668
Accumulated depreciation/depletion		(1,131,101)	(19,383,653)		(855,580)	(21,370,334)
Balance as of December 31, 2018	356,778	799,245	11,463,093	3,002,711	328,507	15,950,334

The machinery, equipment and facilities of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even only relevant pieces of equipment, such as industrial boilers, turbines and tanks. Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage. The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs. Property, plant and equipment items are depreciated on a straight-line basis. Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

Based on the analysis cited in Note 3.4(a), the Management of Braskem believes that the plants will operate at their full capacity, or close to it, within the projected period, therefore additional impairment tests of these assets were not necessary. The prices of products manufactured by the Company are quoted in international markets, in the short or medium term, and adjust to the prices of raw materials to preserve the historical margins of the business.

Financial charges are capitalized on the balance of ongoing projects using: (i) the average rate of all financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

In 2018, charges amounting to R$178,055 (R$130,272 in 2017) were capitalized. The average rate of these charges in the year was 8.78% p.a. (7.78% p.a. in 2017).

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(b)               Property, plant and equipment by country

	2018	2017

Brazil	16,278,608	16,665,988
Mexico	11,656,910	10,581,347
United States of America	3,539,495	2,275,987
Germany	273,987	229,328
Other	10,890	8,960
	31,759,890	29,761,610

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

13                Intangible assets

	Consolidated
	Goodwill
	based on			Customers
	expected future	Brands	Software	and Suppliers
	profitability	and Patents	licenses	Agreements	Total
Cost	3,187,722	339,512	566,673	772,888	4,866,795
Accumulated amortization	(1,128,848)	(110,880)	(364,336)	(453,644)	(2,057,708)
Balance as of December 31, 2016	2,058,874	228,632	202,337	319,244	2,809,087

Acquisitions		340	27,319	297	27,956
Additions through acquisition on subsidiary			1,316	402	1,718
Foreign currency translation adjustment		8,357	4,759	(932)	12,184
Other		1,107	(124)		983
Cost		1,107	269		1,376
Amortization			(393)		(393)
Amortization		(8,349)	(43,467)	(72,615)	(124,431)
Net book value	2,058,874	230,087	192,140	246,396	2,727,497
Cost	3,187,722	349,316	607,528	772,253	4,916,819
Accumulated amortization	(1,128,848)	(119,229)	(415,388)	(525,857)	(2,189,322)
Balance as of December 31, 2017	2,058,874	230,087	192,140	246,396	2,727,497

Cost - reclassification	(44)	58,515	117,743	121,861	298,075
Cost - reclassified	3,187,678	407,831	725,271	894,114	5,214,894

Accumulated amortization - reclassification	44	(61,252)	(108,644)	(128,223)	(298,075)
Accumulated amortization - reclassified	(1,128,804)	(180,481)	(524,032)	(654,080)	(2,487,397)
Balance as of December 31, 2017	2,058,874	227,350	201,239	240,034	2,727,497

Acquisitions			51,707	272	51,979
Foreign currency translation adjustment		23,966	10,037	(185)	33,818
Cost		27,021	21,053	94,351	142,425
Amortization		(3,055)	(11,016)	(94,536)	(108,607)
Transfers from property, plant and equipment projects and stoppage in progress		2,532	1,929		4,461
Other				(1,003)	(1,003)
Cost				(596,557)	(596,557)
Amortization				595,554	595,554
Amortization		(7,551)	(30,780)	(37,439)	(75,770)
Net book value	2,058,874	246,297	234,132	201,679	2,740,982
Cost	3,187,678	437,384	799,960	392,180	4,817,202
Accumulated amortization	(1,128,804)	(191,087)	(565,828)	(190,501)	(2,076,220)
Balance as of December 31, 2018	2,058,874	246,297	234,132	201,679	2,740,982

Average annual rates of amortization		4.96%	11.71%	6.00%

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

	Parent Company
	Goodwill
	based on			Customers
	expected future	Brands	Software	and Suppliers
	profitability	and Patents	licenses	Agreements	Total
Cost	3,234,612	178,803	499,264	392,181	4,304,860
Accumulated amortization	(1,175,738)	(84,961)	(376,449)	(146,470)	(1,783,618)
Balance as of December 31, 2016	2,058,874	93,842	122,815	245,711	2,521,242

Acquisitions			25,150		25,150
Additions through merger of Braskem Petroquímica		5	6,782		6,787
Transfers from property, plant and equipment projects and stoppage in progress			(2,818)		(2,818)
Amortization		(6,092)	(20,751)	(22,015)	(48,858)
Net book value	2,058,874	87,755	131,178	223,696	2,501,503
Cost	3,234,612	178,808	528,378	392,181	4,333,979
Accumulated amortization	(1,175,738)	(91,053)	(397,200)	(168,485)	(1,832,476)
Balance as of December 31, 2017	2,058,874	87,755	131,178	223,696	2,501,503

Cost - reclassification	(46,934)	72,310	52,305		77,681
Cost - reclassified	3,187,678	251,118	580,683	392,181	4,411,660

Accumulated amortization - reclassification	46,933	(72,309)	(52,305)		(77,681)
Accumulated amortization - reclassified	(1,128,805)	(163,362)	(449,505)	(168,485)	(1,910,157)
Balance as of December 31, 2017	2,058,873	87,756	131,178	223,696	2,501,503

Acquisitions			54,070		54,070
Transfers from property, plant and equipment projects and stoppage in progress			(469)		(469)
Amortization		(4,962)	(18,348)	(22,016)	(45,326)
Net book value	2,058,873	82,794	166,431	201,680	2,509,778
Cost	3,187,678	251,118	634,284	392,181	4,465,261
Accumulated amortization	(1,128,805)	(168,324)	(467,853)	(190,501)	(1,955,483)
Balance as of December 31, 2018	2,058,873	82,794	166,431	201,680	2,509,778

The Company adopts the following accounting practice for each class of intangible assets:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the CPC and IASB pronouncements and represent the excess of the amount paid over the amount of equity of the companies acquired. Such goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests. In November 2018, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

				Consolidated
			Book value
	Allocated	Cash flow	(with goodwill
	goodwill	(CF)	and work capital)	CF/Book value
CGU and operating segments
CGU - Chemicals South	926,854	9,628,209	2,479,778	3.9
Operating segment - Polyolefins	939,667	21,750,937	8,189,204	2.7
Operating segment - Vinyls	192,353	4,617,326	2,763,882	1.7

(i)    The carrying amount includes, in addition to goodwill, tangible and intangible assets with defined useful lives and working capital from each operating segment.

The assumptions adopted to determine the discounted cash flow are described in Note 3.4(b). The WACC used was 11.72% p.a. The inflation rate considered for perpetuity was 3.7%.

Given the potential impact on cash flows of the “discount rate” and “perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

		Consolidated
	+0.5% on	-0.5% on
	discount rate	perpetuity
CGU and operating segments
CGU - Chemicals South	9,099,954	9,249,202
Operating segment - Polyolefins	20,455,434	20,798,767
Operating segment - Vinyls	4,351,801	4,424,347

The main assumptions used for projecting cash flows are related to the projection of macroeconomic indicators, international prices and global and local demand in the countries where Braskem has operational production plants.

Macroeconomic indicators are provided by a widely recognized consulting firm and include items such as: exchange, inflation and interest rates, among others.

Prices for key petrochemical products are obtained from projections made by an international consulting firm. However, final prices take into consideration meetings of specific internal committees and the knowledge of the Company’s experts in preparing the benchmarks for each market. In most cases, for the projected period, the internally projected prices have gone through a new revision compared to those originally projected by the international consulting firm.

Similar to for prices, global demand also is contracted from a specific consulting firm and, in the markets where the Company operates more directly, they consider additional variables for the composition of local demand.

In the Vinyls segment, whose main product is PVC, the projected cash flow exceeded the book value of assets by 67%. The main variables impacting this business are related to fluctuations in the exchange rate, international spreads (especially those related to the prices of naphtha, PVC and Caustic Soda) and Brazilian demand. Effective deviations of these important variables from the Company’s projections could lead to cash flows being lower than the value of the assets.

(b)               Intangible assets with defined useful lives

(b.1)    Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years). Expenditures with research and development are accounted for in profit and loss as they are incurred.

(b.2)    Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(b.3)    Software

All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit and loss as incurred.

(c)               Intangible assets by country

	2018	2017

Brazil	2,510,503	2,502,231
Mexico	178,261	151,930
United States of America	26,791	47,357
Germany	25,373	25,948
Other	54	31
	2,740,982	2,727,497

14                Trade account payables

		Consolidated		Parent company
		2018	2017	2018	2017
Trade payables:
Domestic market		1,787,566	2,547,504	1,411,430	2,120,067
Foreign market	(i)	6,934,598	3,024,791	7,215,008	12,992,170
Present value adjustment - foreign market		(107,648)	(46,888)	(93,915)	(67,923)
		8,614,516	5,525,407	8,532,523	15,044,314

Current liabilities		8,341,252	5,265,670	8,259,259	1,198,842
Non-current liabilities		273,264	259,737	273,264	13,845,472
		8,614,516	5,525,407	8,532,523	15,044,314

(i)        Considers R$5.6 billion (2017 - R$1.6 billion) in purchases of raw material maturing in up to 360 days, for which the Company provides letters of credit issued by financial institutions, where suppliers are the beneficiaries.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

15                Borrowings

(a)               Borrowings

				Consolidated
	Annual financial charges		2018	2017
Foreign currency
Bonds	Note 15 (b)		21,930,575	20,082,588
Export prepayment	Note 15 (c)		810,542	781,573
Export credit notes	Exchange variation + 7.30	(i)		679,895
Working capital	US dollar exchange variation + 3.15%			883,181
Working capital	Argentine Peso exchange variation		48
Investments	Note 15 (d)		620,160
Other - SACE	Note 15 (e)		1,147,397
Transactions costs			(346,921)	(285,657)
			24,161,801	22,141,580

Current liabilities			610,922	985,639
Non-current liabilities			23,550,879	21,155,941
Total			24,161,801	22,141,580

Local currency
Export credit notes	100.00 of CDI + 0.70		406,258
Export credit notes	105.00 and 108.00 of CDI	(i)		508,146
BNDES	TJLP + interest between 0.00 and 2.62	(i)		31,347
BNDES	SELIC + 2.32	(i)		22,039
BNDES	Interest between 3.50 and 4.00	(ii)	52,081	132,020
BNB/ FINEP/ FUNDES/FINISA/FINAME	5.83%	(iii)	239,969	486,227
FINAME	TJLP + 6.00		555	2,293
Fundo de Desenvolvimento do Nordeste (FDNE)	6.5%		37,099	42,045
Other	19.14%		426	655
Transactions costs			(33)	(4,931)
			736,355	1,219,841

Current liabilities			126,514	199,142
Non-current liabilities			609,841	1,020,699
Total			736,355	1,219,841

Foreign currency and local currency
Current liabilities			737,436	1,184,781
Non-current liabilities			24,160,720	22,176,640
Total			24,898,156	23,361,421

(i)         Contracts with advanced settlement.

(ii)       Contracts partially settled in advance in the amount of R$32.287.

(iii)      Contracts partially settled in advance in the amount of R$138.230.

	2018	2017
Foreign currency
Current liabilities	6,987	189,600
Non-current liabilities	1,544,044	1,813,113
	1,551,031	2,002,713
Local currency
Current liabilities	121,145	192,704
Non-current liabilities	604,949	1,010,579
	726,094	1,203,283

Foreign currency and local currency
Current liabilities	128,132	382,304
Non-current liabilities	2,148,993	2,823,692
Total	2,277,125	3,205,996

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(b)               Bonds

		Issue amount		Interest
Issue date		US$	Maturity	(% per year)	2018	2017
June-2008		500,000	June-2018	7.25	-	440,274
May-2010		400,000	May-2020	7.00	81,434	159,341
May-2010		350,000	May-2020	7.00	1,370,156	1,169,732
October-2010	(i)	450,000	no maturity date	7.38	985,767	1,514,826
April-2011		750,000	April-2021	5.75	2,676,195	2,502,351
July-2011		500,000	July-2041	7.13	1,997,984	1,705,722
February-2012		250,000	April-2021	5.75	980,304	836,907
February-2012		250,000	no maturity date	7.38	985,767	841,570
May-2012		500,000	May-2022	5.38	1,954,177	1,668,323
July-2012		250,000	July-2041	7.13	998,992	852,861
February-2014		500,000	February-2024	6.45	1,988,773	1,697,859
May-2014		250,000	February-2024	6.45	994,387	848,929
October-2017		500,000	January-2023	3.50	1,969,609	1,667,025
October-2017		1,250,000	January-2028	4.50	4,947,030	4,176,868
Total		6,700,000			21,930,575	20,082,588

(i)    Part of the contracts settled in the amount of R$825,720.

(c)               Export pre-payment

	Initial amount
	of the transaction			Consolidated
Issue date	(US$ thousand)	Maturity	Charges (% per year)	2018	2017
January-2013	200,000	November-2022	US dollar exchange variation + semiannual Libor + 1.10	311,082	331,701
September-2017	135,000	March-2017	US dollar exchange variation + semiannual Libor + 1.61	499,460	449,872
Total	335,000			810,542	781,573

(d)               Capital raised for investments

The subsidiary Braskem America contracted a credit facility in the amount of up to US$225 million that is secured by Euler Hermes, a German export credit agency, which will be used to finance a portion of the investment in the new PP plant located in La Porte, Texas, United States. The funds will be released in accordance with the progress of the project’s construction and the total amount funded is expected to be disbursed by December 30, 2020.

		Initial amount
		of the transaction			Consolidated
Issue date		(US$)	Maturity	Charges (% per year)	2018	2017
July-2018	(i)	158,150	December-2028	Us dollar exchange variation + semianual Libor + 0.65	620,160
Total		158,150			620,160

(i)         US$130,650 released in July 2018, US$13,677 released in September 2018 and US$13,823 released in December 2018.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(e)               Others - SACE

The subsidiary Braskem Netherlands B.V. secured a financing facility of US$295 million guaranteed by SACE Covered Facility Agreement, the Italian export credit agency.

	Initial amount
	of the transaction			Consolidated
Issue date	(US$)	Maturity	Charges (% per year)	2018	2017
November-2018	295,125	November-2028	Us dollar exchange variation + semianual Libor + 0.90	1,147,397
Total	295,125			1,147,397

(f)                Payment schedule

The maturity profile of the long-term amounts is as follows:

		Consolidated
	2018	2017

2019		1,245,895
2020	1,748,531	2,199,869
2021	3,933,857	3,655,465
2022	2,256,444	1,801,844
2023	2,355,549	1,709,587
2024	3,336,032	2,539,216
2025	234,270	45,994
2026	234,296	44,239
2027	205,157	17,586
2028	5,028,265	4,133,762
2029 and thereafter	4,828,319	4,783,183
Total	24,160,720	22,176,640

(g)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2017	guaranteed	Guarantees

BNB	December-2022	88,909	88,909	Mortgage of plants, pledge of machinery and equipment
BNB	March-2023	32,093	32,093	Bank surety
BNDES	January-2021	52,081	52,081	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	47,929	47,929	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July-2024	61,725	61,725	Bank surety
FINEP	December-2019	2,872	2,872	Bank surety, pledge of equipment and current account lockout (restricted fund).
FINAME	April-2021	1,496	1,496	Pledge of equipment
FINISA	December-2023	5,500	5,500	Bank surety
OTHER	July-2021	424	424	Pledge of equipment
Total		293,029	293,029

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

16                Braskem Idesa Financing

	Principal amount US$				Consolidated
Identification		Maturity	Charges (% per year)	2018	2017

Project finance
Project finance I	700,000	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,335,825	2,179,981
Project finance II	210,000	February-2027	Us dollar exchange variation + 6.17	657,689	621,140
Project finance III	600,000	February-2029	Us dollar exchange variation + 4.33	1,983,113	1,827,811
Project finance IV	660,000	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,225,042	2,032,093
Project finance V	400,000	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,326,901	1,221,997
Project finance VI	89,994	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	297,158	273,887
Project finance VII	533,095	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,768,389	1,627,479
Transactions costs				(89,525)	(92,938)
Total	3,193,089			10,504,592	9,691,450

Current liabilities				10,504,592	9,691,450
Total				10,504,592	9,691,450

In keeping with the Company’s Financial Policy, the investment in the Braskem Idesa petrochemical complex has been financed under a Project Finance structure, in which the construction loan must be repaid using exclusively the cash generated by the company itself and with the shareholders pledging limited guarantees. Accordingly, this financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation and other rights of Braskem Idesa.

Project Finance borrowings include various contractual obligations (covenants) that are typical in contracts of this kind.

On the reporting date of the financial statements of December 31, 2018, the company remains in breach of part of its non-financial contractual obligations. As a result, remains the reclassification to the current liability the entire balance of non-current liabilities, in the amount of R$9,554,476, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa has been negotiating a waiver of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

	Consolidated
	2018	2017

2019		748,071
2020	1,016,916	877,450
2021	1,161,108	1,002,270
2022	968,519	835,009
2023	1,280,154	1,105,295
2024	1,385,087	1,195,682
2025	1,381,192	1,195,096
2026	1,194,964	1,052,156
2027	582,393	474,438
2028	482,038	362,629
2029 and thereafter	102,105	59,637
Total	9,554,476	8,907,733

17                Debentures

Issue date	Series	Maturity	Annual financial charges (%)	2018	2017
March-2013	Single	March-2025	IPCA + 6%	210,506	216,968
September-2013	Single	September-2025	126,5% of CDI	84,003	96,356
				294,509	313,324

Current liabilities				27,732	27,183
Non-current liabilities				266,777	286,141
Total				294,509	313,324

(a)               Payment schedule

The amount of debentures with long-term maturities, is as follows:

		Consolidated
	2018	2017

2019		26,629
2020	44,811	43,674
2021	50,722	49,326
2022	50,745	49,326
2023	50,769	49,326
2024	50,796	49,326
2025	18,934	18,534
Total	266,777	286,141

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(b)               Guarantees

The Company entered into agreements for the fiduciary assignment of receivables, with the maintenance of restricted accounts, in accordance with the assignment agreements.

18                Reconciliation of financing activities in statement of cash flow

						Consolidated
						Current and non-current
	Borrowings, debentures and Braskem Idesa financing
			Total
			borrowings	Braskem Idesa
	Borrowings	Debentures	and debentures	financing	Total	Dividends

Balance at December 31, 2017	23,361,421	313,324	23,674,745	9,691,450	33,366,195	3,850

Acquired	4,301,626		4,301,626		4,301,626
Payments	(6,569,073)	(23,124)	(6,592,197)	(812,929)	(7,405,126)	(1,499,900)
Cash used in financing activities	(2,267,447)	(23,124)	(2,290,571)	(812,929)	(3,103,500)	(1,499,900)

Other changes
Interest paid	(1,304,811)	(23,609)	(1,328,420)	(588,381)	(1,916,801)
Interest and monetary and exchange variations, net	3,703,892	27,918	3,731,810	604,837	4,336,647
Currency translation adjustments	1,405,101		1,405,101	1,609,615	3,014,716
Additional dividends approved in the boar meeting						1,500,000
Mandatory minimum dividends						667,419
Prescribed dividends / other						1,026
	3,804,182	4,309	3,808,491	1,626,071	5,434,562	2,168,445

Balance at December 31, 2018	24,898,156	294,509	25,192,665	10,504,592	35,697,257	672,395

19                Financial instruments

19.1          Fair Value

(a)               Fair value calculation

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)      Financial assets classified as fair value through profit and loss or as fair value through other comprehensive income are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)    Trade accounts receivable and trade payables, mostly classified as amortized cost, corresponds to their respective carrying amounts due to the short-term maturity of these instruments. When purchase or sale prices include material financial charges, the securities are adjusted to their present value.

(iii)  The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(iv)  The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interests.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

The fair values of the remaining assets and liabilities correspond to their carrying amount.

(b)               Fair value hierarchy

The Company adopts CPC 40 and IFRS 7 to measure the fair value of financial instruments recorded in the balance sheet; this requires disclosure in accordance with the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option.  To measure the credit risk of the parties involved in derivative instruments, Braskem uses CVA (Credit Valuation Adjustment) or DVA (Debt Valuation Adjustment) models, applied flow by flow on the mark-to-market value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

19.2          Non-derivative financial instruments and leniency agreement (Note 23.3) - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2018	2017	2018	2017

Cash and cash equivalents	5
Cash and banks		Amortized cost		2,228,964	1,428,766	2,228,964	1,428,766
Financial investments in Brazil		Fair value through profit or loss	Level 2	1,754,561	1,706,784	1,754,561	1,706,784
Financial investments abroad		Fair value through profit or loss	Level 2	1,564,112	639,543	1,564,112	639,543
				5,547,637	3,775,093	5,547,637	3,775,093

Financial investments	6
Letras financeiras do tesouro - LFT		Fair value through profit or loss	Level 2	2,247,272	1,816,889	2,247,272	1,816,889
Time deposit investments		Amortized cost	Level 2	49,630	440,616	49,630	440,616
Time deposit investments		Fair value through profit or loss	Level 2		15,764		15,764
Other		Fair value through profit or loss	Level 2	70,709	39,739	70,709	39,739
				2,367,611	2,313,008	2,367,611	2,313,008

Trade accounts receivable	6	Amortized cost		3,045,463	3,244,851	3,045,463	3,244,851
Trade accounts receivable	6	Fair value through profit or loss	Level 2	47,540	73,841	47,540	73,240

Trade payables	14	Amortized cost		8,614,516	5,525,407	8,614,516	5,525,407

Borrowings	15	Amortized cost
Foreign currency - Bond			Level 1	21,930,575	20,082,588	22,028,040	21,230,567
Foreign currency - other borrowings			Level 2	2,578,147	2,344,649	2,277,069	2,228,608
Local currency			Level 2	736,388	1,224,772	598,926	1,039,873
				25,245,110	23,652,009	24,904,035	24,499,048

Braskem Idesa borrowings	16	Amortized cost	Level 2	10,594,117	9,784,388	9,367,878	8,675,711

Debentures	17	Amortized cost	Level 2	294,509	313,324	239,976	214,815

Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		2,183,830	1,756,600	2,183,830	1,756,600

Leniency agreement	23.3	Amortized cost		1,443,002	1,629,114	1,443,002	1,629,114

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

19.3          Derivative financial instruments

19.3.1    Changes

						Net			Net
			Operation characteristics			(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated	Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)	2017	fair value	settlement	2018

Non-hedge accounting transactions
Exchange swap		Level 2	Argentine peso	Dollar			752	(235)	517
NCE swap		Level 2	Real	Dollar			5,231		5,231
							5,983	(235)	5,748

Hedge accounting transactions
Dollar put option	19.3.1 (a.i)	Level 2	Real	Dollar	(40,338)	(3,793)	39,932		36,139
Dollar swap	19.3.1 (a.ii)	Level 2	Real	Dollar+Fixed rates	(183,808)		183,398		183,398
Interest rate swaps	19.3.1 (a.iii)	Level 2	Libor	Fixed rates	(209,067)	(25,791)	(41,590)	(283)	(67,664)
					(433,213)	(29,584)	181,740	(283)	151,873

Derivatives
Current assets						(3,793)			(27,714)
Non-current assets						(32,666)			(46,664)
Current liabilities						6,875			70,305
Non-current liabilities						-			161,694
						(29,584)			157,621

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient.

Derivative financial instruments designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively, and are necessarily classified as "fair value through profit and loss".

All hedge financial instruments held at December 31, 2018 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad.

Braskem’s Financial Policy provides for the active management and continued protection against undesired fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, NDFs, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the same period of the hedged transaction.

Braskem may elect derivatives for the application of hedge accounting in accordance with CPC 48 and IFRS 9. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

The effective portion of the changes in the fair value of hedge derivatives and of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “Other comprehensive income”. These amounts are transferred to profit and loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in profit and loss as “Financial result.”

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

When a hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in financial result when the hedged item or transaction affects profit and loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to financial result.

(a)               Hedge accounting transactions

(a.i)     Dollar call and put option

On December 31, 2018, Braskem held a total notional amount of put options of R$2.2 billion, with an average strike price of 3.29 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.6 billion, with an average strike price of R$/US$4.61. The operations have a maximum term of 24 months. Dollar-denominated future sales in Brazilian real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

According to CPC 48/IFRS 9, the accounting standard in force as from January 1, 2018, the amount of the mark-to-market (“MtM”) adjustment, as well as the amount of the premium of the operation, is recognized as “Other comprehensive income” (“OCI”) under shareholders' equity. The fair value of the options is composed of the notional value of the operations multiplied by the sum of the intrinsic value, which refers to the amount by which the option exceeded the exercise price at the time of evaluation, and the time value of the derivative until its maturity. From the beginning of operations and their respective designations as hedge accounting, the Company began to recognize in OCI all possible premiums paid on the options purchased, in the form of hedge costs. On December 31, 2018, the amount recorded in OCI as cost of hedge is R$4.1 million.

 (a.ii)   Dollar Swap

To remain aligned with its risk management strategy, the Company contracted foreign exchange derivative operations (“swaps”) in the aggregate amount of R$1.3 billion, with annual maturities over the following 5 years starting January 30, 2019. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line “Other comprehensive income” and will be recognized in the financial result only upon the maturity of each installment.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(a.iii)     Hedge operation by Braskem Idesa related to Project finance

              Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value
	US$	(interest rate per year)		2018	2017
Swap Libor I to VI	1,312,892	1.9825%	May-2025	(67,664)	(25,791)
Total	1,312,892			(67,664)	(25,791)

Derivatives
Current assets				(21,000)
Non-Current assets				(46,664)	(32,666)
Current liabilities					6,875
Total				(67,664)	(25,791)

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 16. This hedge operation shares the same guarantees with the Project finance.

19.4          Non-derivative financial liabilities designated to hedge accounting

(a.i)     Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was
US$ 1: R$2.0017. In addition to this hedge accounting, on October 10, 2017, Braskem S.A. designated new financial instruments for the hedging of future sales, which mature in 2028. The hedged exchange rate was US$1: R$3.1688.

Therefore, on December 31, 2018, exports that were designated not yet realized and not discontinued are shown below:

Total nominal value
US$

2019	733,980
2020	723,999
2021	716,000
2022	719,000
2023	718,372
2024	688,854
2028	1,250,000
5,550,205

There were no changes in financial instruments designated for this hedge in the period ended December 31, 2018.

The Company considers these exports in the selected period (2019/2028) as highly probable, based on the following factors:

  In recent years, Braskem S.A. exported an average US$3.1 billion per year, which represents around 3 to 4 times the annual exports of the hedged exports.
  Hedged exports represent between 20% and 30% of the export flows planned by the Company.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

On December 31, 2018, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2019	733,980
2020	723,999
2021	716,000
2022	719,000
2023	718,372
2024	688,854
2028	1,250,000
5,550,205

In order to maintain consistency between the parent company’s results and the consolidated results, the Company selected the hedge instruments with subsidiaries abroad observing the existence of guarantees arising from their operations with third parties. As a result, non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary of the Parent Company in the operations were selected, which effectively maintained the essence of the transactions. Trade payables, especially naphtha, were also considered in the transaction.

To ensure the continuity of the hedging relationship, the Company plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of the hedged exports. The rollover or replacement of the hedge instrument are provided for in IFRS 9 and CPC 48. This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge in the 12-month period ended December 31, 2018:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	189,325	2.0017	3.3082	247,353
Second quarter	208,405	2.0017	3.2769	265,758
Third quarter	193,190	2.0017	3.3080	252,364
Fourth quarter	196,973	2.0017	3.3080	257,307
	787,893			1,022,782

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2017	(6,814,142)	2,316,808	(4,497,334)

Exchange variation recorded in the period on OCI / IR and CSL	(3,145,857)	1,069,591	(2,076,266)

Exchange variation transferred to profit or loss / IR and CSL	1,022,782	(347,746)	675,036

At December 31, 2018	(8,937,217)	3,038,653	(5,898,564)

The realizations expected for 2019 will occur through the payments of financial instruments in conformity with exports made, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. For all quarters of the year, realizations will be made at the discounted cash flow rates. The quarterly schedule of hedged exports in 2019 follows:

Total nominal
value US$

First quarter	150,000
Second quarter	183,495
Third quarter	183,495
Fourth quarter	216,990
733,980

(a.ii)    Liabilities related to the Project finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the disbursements by the project's financiers in 2015, Braskem Idesa designated new amounts in April and September 2015, of US$290,545 and US$23,608, respectively, for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these future sales are highly probable, based on the following:

  In Mexico, domestic sales can be made in U.S. dollar. In 2016, the company began to operate and sell products, including sales in U.S. dollar in the domestic and international markets.
  The hedged flow corresponds to less than 35% of the planned revenue flow of the project over the designated period. The current amount of sales already meets the volume of designated hedge, which confirms the highly probably nature of the designated cash flow.
  The financing was obtained through a Project Finance structure and will be repaid exclusively through the cash generation of the project (Note 16). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

As of December 31, 2018, designated and unrealized sales were as follows:

Nominal value
US$

2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
2,720,272

            The following table shows the changes in financial instruments designated for this hedge in the year:

				US$
		Sales in	Hedge
	2017	the year	discontinued	2018

Designated balance	2,930,246	(221,790)	400	2,708,856

In 2018, the maturities of designated financial liabilities were distributed as follows:

Nominal value
US$

2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312
2,708,856

The following table provides the amounts of hedge accounting discontinued in the year ended December 31, 2018 (US$11,416), which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge discontinued	11,416	13.4541	17.9915	51,799	8,707
				51,799	8,707

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge in the year ended December 31, 2018:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	53,889	13.6649	18.6631	269,348	46,934
Second quarter	55,136	13.6560	19.4484	319,370	59,371
Third quarter	56,383	13.6536	18.8320	291,974	60,810
Fourth quarter	56,382	13.6537	20.2473	371,757	69,455
	221,790			1,252,449	236,570

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2017	(3,545,639)	1,064,426	(2,481,213)

Exchange variation recorded in the period on OCI / IR	16,681	(5,004)	11,677

Exchange variation transferred to profit or loss / IR	236,570	(70,971)	165,599

At December 31, 2018	(3,292,388)	988,451	(2,303,937)

Effectiveness tests were conducted as set forth in CPC 48 / IFRS 9 and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Pesos.

The realizations expected for 2019 will occur in accordance with the payments under the project finance, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. Below is the quarterly schedule of hedged sales in U.S. dollars in 2019:

Nominal value
US$

First quarter	56,382
Second quarter	56,383
Third quarter	57,629
Fourth quarter	58,876
229,270

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

19.5          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On December 31, 2018 and 2017, the percentage of trade accounts receivable by credit ratings was as follows:

				(%)
			2018	2017
1	Minimum risk		67.50	55.77
2	Low risk		18.60	25.02
3	Moderate risk		7.61	11.64
4	High risk		5.02	5.96
5	Very high risk	(i)	1.27	1.61

(i)    Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

	Last 12 months
	Domestic market	Foreign market
December 31, 2018	0.08%	0.45%
December 31, 2017	0.08%	0.19%
December 31, 2016	0.18%	0.04%

This calculation considers the amount of accounts receivables overdue more than 5 days for the domestic market and 30 days for the international market, divided by consolidated gross revenue in the last 12 months.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(b)               Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents and financial investments, Braskem uses the risk rating of agencies Standard & Poor’s, Moody’s and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		2018	2017
Financial assets with risk assessment
AAA		4,294,099	3,569,392
AA+		1,175,098	27,094
AA		79,136	8,047
AA-		1,076	209,389
A+		1,103,647	1,465,107
A		165,899	349,823
A-		169,580
BBB+		917,541	453,367
BB+		252
BB-		29
		7,906,358	6,082,219
Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	8,890	5,882
		8,890	5,882

Total		7,915,248	6,088,101

(i)         Investments approved by the Management of the Company, in accordance with the financial policy.

19.6          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On December 31, 2018, the main risks that can affect the value of Braskem’s financial instruments are:

•      U.S. dollar/Brazilian real exchange rate;

•      Mexican peso/Brazilian real exchange rate;

•      Euro/Brazilian real exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate;

•      TJLP interest rate; and

•      IPCA interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(b)               Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from December 31, 2018, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$8,279 for put options and call options (Note 19.3.1 (a.i)), US$38,573 for the swap of Libor related to Braskem Idesa project, US$27,756 for Dollar swap (Note 19.3.1(a.ii)) and US$8,503 for NCE swap.

(c)               Selection of scenarios

(c.1)     Probable scenario

The Focus Market Readout published by the Central Bank of Brazil on was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, based on December 28, 2018. According to the Market Readout, at the end of 2019, the U.S. dollar will depreciate by 1.93% against the year-end PTAX exchange rate on December 31, 2018, while the Selic rate will reach 7.13% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

The probable scenario for the TJLP is an increase of 0.63 percentage point from the current rate of 7.06%, i.e., considering the same pace of decrease in the Selic basic interest rate.  The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase. For adverse scenarios, Braskem considered 25% and 50% increases on current market levels.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(c.2)     Possible and extreme adverse scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	418,995	(5,426,211)	(10,852,422)
Braskem Idesa borrowings	204,511	(2,648,529)	(5,297,058)
Export prepayments	15,647	(202,635)	(405,271)
Investments	11,972	(155,040)	(310,080)
Sace	22,150	(286,849)	(573,699)
Dollar put option	31,532	(708,357)	(2,000,912)
Dollar swap	38,308	(353,647)	(717,505)
Swap NCE	7,865	(101,872)	(203,747)
Financial investments abroad	70,689	(915,461)	(1,830,922)

Libor floating interest rate
Export prepayments	(5,133)	(25,665)	(51,330)
Swaps	13,747	67,773	133,197
Braskem Idesa borrowings	(82,386)	(411,928)	(823,857)

CDI interest rate
Export credit notes	(884)	(21,986)	(58,762)
Debentures	9,416	232	(10,035)
Financial investments in local currency	26,228	67,665	135,371

IPCA interest rate
Debentures	(5,879)	(21,556)	(44,125)

TJLP interest rate
FINAME	(5)	(15)	(31)

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

20                Taxes payable

		Consolidated		Parent company
	2018	2017	2018	2017

Brazil
IPI	64,672	60,917	64,672	60,134
ICMS	239,126	257,720	234,313	254,935
PIS and COFINS	145,090	82,140	143,750	80,591
Other	36,454	29,002	34,974	29,002

Other countries
Value-added tax	7,482	20,173
Other	25,085	23,924
Total	517,909	473,876	477,709	424,662

Current liabilities	432,005	421,074	392,573	373,847
Non-current liabilities	85,904	52,802	85,136	50,815
Total	517,909	473,876	477,709	424,662

21                Income tax (“IR”) and social contribution (“CSL”)

21.1          Reconciliation of the effects of income tax and social contribution on profit and loss

		Consolidated		Parent company
		2018	2017	2018	2017

Income before IR and CSL and after discontinued operations		3,652,501	5,416,713	3,001,188	4,688,646

IR and CSL at the rate of 34%		(1,241,850)	(1,841,682)	(1,020,404)	(1,594,140)

Permanent adjustments to the IR and CSL calculation basis		-
IR and CSL on equity in results of investees		(302)	2,201	941,576	845,248
Deferred tax losses and negative base		-	39,092
Tax benefits (Sudene and PAT)		-	87,186		87,186
Difference of rate applicable to each country	(i)	468,129	250,130
Other permanent adjustments		28,732	170,805	(55,685)	47,174

Effect of IR and CSL on results of operations		(745,291)	(1,292,268)	(134,513)	(614,532)

Breakdown of IR and CSL:

Current IR and CSL		(509,774)	(869,493)	2,072	(385,208)
Deferred IR and CSL		(235,517)	(422,775)	(136,585)	(229,324)
Total		(745,291)	(1,292,268)	(134,513)	(614,532)

(i)       Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

		Official rate - %
		Headquarters
		(Country)	2018

Braskem Alemanha		Germany	31.18
Braskem America e Braskem America Finance	(i)	USA	21.00
Braskem Argentina		Argentina	30.00
Braskem Chile		Chile	27.00
Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc		Netherlands	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México
Braskem México Serviços and Braskem México Proyectos		Mexico	30.00

(j)    In fiscal year 2018, the rate was changed from 35.00% to 21.00%.

21.2          Deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items directly recorded in equity.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(a)       Movement in deferred tax balance

								Consolidated
Assets	As of December 31, 2016	Impact on the P&L	Impact on the equity	Cetrel consolidated	As of December 31, 2017	Impact on the P&L	Impact on the equity	As of December 31, 2018

Tax losses (IR) and negative base (CSL)	2,420,376	(590,037)		48,470	1,878,809	142,769		2,021,578
Goodwill amortized	4,624	(708)		55,419	59,335	(20,053)		39,282
Exchange variations	464,947	(76,654)			388,293	(348,334)		39,959
Temporary adjustments	717,868	(498,825)	(7,946)	9,857	220,954	637,890		858,844
Business combination	191,250	(7,465)			183,785	(24,213)		159,572
Tax credits						176,290		176,290
	3,799,065	(1,173,689)	(7,946)	113,746	2,731,176	564,349		3,295,525

Liabilities
Amortization of goodwill based on future profitability	767,277	(54,404)			712,873	10,463		723,336
Tax depreciation	867,922	92,280			960,202	49,710		1,009,912
Temporary adjustments	316,991	(85,169)			231,822	44,878		276,700
Business combination	198,381	(197,079)		8,362	9,664	(8,362)		1,302
Additional indexation PP&E	118,202	(51,130)			67,072	(9,905)		57,167
Hedge accounting		(606,877)	606,877			700,351	(700,351)
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	263,808	255,815			519,623	(75,548)		444,075
Long term incentive plan - LTI						(2,072)	2,072
Other	123,892	(104,350)	(15,269)	0	4,273	90,351	(90,841)	3,783
	2,656,473	(750,914)	591,608	8,362	2,505,529	799,866	(789,120)	2,516,275

Net	1,142,592	(422,775)	(599,554)	105,384	225,647	(235,517)	789,120	779,250

Presentation in the balance sheet:
Non-current assets	1,653,115				1,165,726			1,104,158
(-) Non-current liabilities	510,523				940,079			324,908

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

									Parent Company
Assets	As of December 31, 2016	Impact on the P&L	Impact on the equity	Deferred charges on discontinued operations	Deferred rectification previous periods	As of December 31, 2017	Impact on the P&L	Impact on the equity	As of December 31, 2018

Tax losses (IR) and negative base (CSL)	215,413	(169,188)			12,196	58,421			58,421
Goodwill amortized	4,623	(707)				3,916	(364)		3,552
Exchange variations	456,816	(68,523)				388,293	536,051		924,344
Temporary adjustments	1,339,681	(405,994)	(8,247)	(3,018)		922,422	(49,686)		872,736
Business combination	89,770	170,290			(76,275)	183,785	(35,796)		147,989
Tax credits							176,290		176,290
	2,106,303	(474,122)	(8,247)	(3,018)	(64,079)	1,556,837	626,495		2,183,332

Liabilities
Amortization of goodwill based on future profitability	680,111	32,762				712,873	2,695		715,568
Tax depreciation	792,869	167,333				960,202	49,710		1,009,912
Temporary adjustments	11,701	(3,514)				8,187			8,187
Business combination	76,959	(116,189)			40,532	1,302			1,302
Additional indexation PP&E	96,700	(30,976)			1,348	67,072	(9,905)		57,167
Hedge accounting		(396,580)	396,580				798,055	(798,055)
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	266,004	253,619				519,623	(75,548)		444,075
Other	139,500	(151,253)	15,269			3,516	(1,927)	1,927	3,516
	2,063,844	(244,798)	411,849		41,880	2,272,775	763,080	(796,128)	2,239,727

Net	42,459	(229,324)	(420,096)	(3,018)	(105,959)	(715,938)	(136,585)	796,128	(56,395)

(b)       Offset for the purpose of presentation in the balance sheet (consolidated)

		2018
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compesation	Balance

Assets
Braskem S.A.	Brazil	2,183,332	(2,183,332)
Braskem Argentina	Argentina	11,337		11,337
Braskem Alemanha	Germany	11,251		11,251
Braskem Chile	Chile	308	(268)	40
Braskem Idesa	Mexico	980,762		980,762
Braskem México Serviços	Mexico	9,409		9,409
Cetrel	Brazil	26,478	(6,645)	19,833
DAC	Brazil	72,648	(1,122)	71,526
		3,295,525	(2,191,367)	1,104,158

Liabilities
Braskem S.A	Brazil	2,239,727	(2,183,332)	56,395
Braskem America	USA	268,513		268,513
Braskem Petroquímica Chile	Chile	268	(268)
Cetrel	Brazil	6,645	(6,645)
DAC	Brazil	1,122	(1,122)
		2,516,275	(2,191,367)	324,908

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

		2017
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compesation	Balance

Assets
Braskem S.A.	Brazil	1,556,837	(1,556,837)
Braskem Argentina	Argentina	3,398		3,398
Braskem Alemanha	Germany	19,353		19,353
Braskem Chile	Chile	251	(251)
Braskem Idesa	Mexico	1,036,257		1,036,257
Braskem México Serviços	Mexico	1,334		1,334
Cetrel	Brazil	29,268	(7,454)	21,814
DAC	Brazil	84,478	(908)	83,570
		2,731,176	(1,565,450)	1,165,726

Liabilities
Braskem S.A	Brazil	2,272,775	(1,556,837)	715,938
Braskem America	USA	223,635		223,635
Braskem Chile	Chile	757	(251)	506
Cetrel	Brazil	7,454	(7,454)
DAC	Brazil	908	(908)
		2,505,529	(1,565,450)	940,079

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(c)               Realization of deferred income tax and social contribution

		Consolidated
		Balance at	Realization
		December 31,						2024
Assets	Note	2018	2019	2020	2021	2022	2023	thereafter

Tax losses (IR) and negative base (CSL)	(i)	2,021,578	95,076	122,790	307,069	505,880	990,763
Goodwill amortized		39,282	3,654	3,654	3,654	3,654	3,655	21,011
Exchange variations	(ii)	39,959						39,959
Temporary adjustments	(iii)	858,844	203,491	72,550	33,556	12,882	11,331	525,034
Business combination	(iv)	159,572	33,666	33,666	33,666	29,287	29,287
Tax credits	(v)	176,290	176,290
		3,295,525	512,177	232,660	377,945	551,703	1,035,036	586,004

Liabilities
Amortization of goodwill based on future profitability	(vi)	723,336						717,529
Tax depreciation	(vii)	1,009,912	213,070	326,919	445,962	23,961
Temporary differences	(viii)	276,700	65,560	23,374	10,811	4,150	3,651	169,154
Business combination	(ix)	1,302	187	187	187	187	187	6,174
Additional indexation PP&E	(x)	57,167	4,573	4,573	4,573	4,573	4,573	34,302
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		444,075	35,526	35,526	35,526	35,526	35,526	266,445
Other		3,783						3,783
		2,516,275	318,916	390,579	497,059	68,397	43,937	1,197,387

Net		779,250	193,261	(157,919)	(119,114)	483,306	991,099	(611,383)

		Parent company
		Balance at	Realization
		December 31,						2024
Assets	Note	2018	2019	2020	2021	2022	2023	thereafter

Tax losses (IR) and negative base (CSL)	(i)	58,421	58,421
Goodwill amortized		3,552	330	330	330	330	330	1,902
Exchange variations	(ii)	924,344						924,344
Temporary adjustments	(iii)	872,736	206,782	73,724	34,099	13,090	11,515	533,526
Business combination	(iv)	147,989	31,222	31,222	31,222	27,161	27,162
Tax credits	(v)	176,290	176,290
		2,183,332	473,045	105,276	65,651	40,581	39,007	1,459,772

Liabilities
Amortization of goodwill based on future profitability	(vi)	715,568						715,568
Tax depreciation	(vii)	1,009,912	213,070	326,919	445,962	23,961
Temporary differences	(viii)	8,187	1,940	692	320	123	108	5,004
Business combination	(ix)	1,302	34	34	34	34	34	1,132
Additional indexation PP&E	(x)	57,167	4,573	4,573	4,573	4,573	4,573	34,302
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		444,075	35,526	35,526	35,526	35,526	35,526	266,445
Other		3,516						3,516
		2,239,727	255,143	367,744	486,415	64,217	40,241	1,025,967

Net		(56,395)	217,902	(262,468)	(420,764)	(23,636)	(1,234)	433,805

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

Basis for constitution and realization:

(i)         In Brazil, the use of tax loss has limit of 30% to the amount of taxable income for the year, but the balance does not expire. In Mexico there is no limit for the year, however, the tax loss expires in 10 years.

(ii)       In Brazil, the Company opted to tax exchange variation of assets and liabilities denominated in foreign currency under the cash method. Thus, this variation will be realized as assets and liabilities are received/paid. For accounting purposes, exchange variation is recognized under the accrual basis, reason why it is recorded deferred IR and CSL.

(iii)      Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.

(iv)      Refers to: tax-related goodwill, and contingencies recognized from business combinations. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.

(v)       Tax credits arising from balance of tax paid on profit abroad.

(vi)      Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the write-off of goodwill due to impairment or upon divestment.

(vii)    For calculation of IR and CSL, assets are depreciated at rates higher than those used for accounting purposes. As tax depreciation is exhausted, these deferred IR and CSL start to be realized.

(viii)   Accounting provisions whose taxation will occur in subsequent periods.

(ix)      Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.

(x)       Additional adjustment of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Annually, the Company revises its projection of taxable income based on its Business Plan (Note 3.1). If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

22                Sundry provisions

	Note	Consolidated		Parent company
		2018	2017	2018	2017
Provision for customers rebates	(a)	88,026	87,913	33,914	34,367
Provision for recovery of environmental damages	(b)	307,546	300,249	307,546	300,249
Other		28,970	25,510	3,871	3,832
Total		424,542	413,672	345,331	338,448

Current liabilities		191,536	178,676	137,424	125,130
Non-current liabilities		233,006	234,996	207,907	213,318
Total		424,542	413,672	345,331	338,448

(a)               Client bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

(b)               Recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The amount provisioned corresponds to the best estimate of the expenses required to repair the damages.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(c)               Changes in provisions

				Consolidated
		Recovery of
		environmental
	Bonus	damage	Other	Total

December 31, 2017	87,913	300,249	25,510	413,672

Additions, inflation adjustments and exchange variation, net	104,431	89,395	8,593	202,419
Write-offs through usage and payments	(104,318)	(82,098)	(5,133)	(191,549)

December 31, 2018	88,026	307,546	28,970	424,542

				Parent company
		Recovery of
		environmental
	Bonus	damage	Other	Total

December 31, 2017	34,367	300,249	3,832	338,448

Additions, inflation adjustments and exchange variation, net	46,567	89,395	4,878	140,840
Write-offs through usage and payments	(47,020)	(82,098)	(4,839)	(133,957)

December 31, 2018	33,914	307,546	3,871	345,331

23                Contingencies

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. These claims are of a tax, labor and social security, civil and corporate nature. Proceedings assessed as having a probable chance of loss are provisioned for, as described in Note 3.5. Proceedings assessed as having a possible chance of loss are not provisioned for, except in relevant cases involving business combinations. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

23.1          Claims with probable chance of loss and claims arising from business combinations with possible loss

		Consolidated		Parent company
		2018	2017	2018	2017
Labor claims	(a)	177,751	250,075	173,249	247,821

Tax claims	(b)
Normal operations
IR and CSL		20,717	17,313	20,717	17,313
PIS and COFINS	(i)	156,796	155,681	156,796	155,681
ICMS	(ii)	64,468	76,342	64,468	76,342
Other tax claims		23,237	13,117	18,991	8,985
		265,218	262,453	260,972	258,321

Business Combination
IR and CSL		1,500	50,051	1,500	50,051
PIS and COFINS	(iii)	59,739	56,135	59,739	56,135
ICMS - interstate purchases	(iv)	280,622	263,538	280,622	263,538
		341,861	369,724	341,861	369,724

Corporate claims	(c)	111,049	135,779	111,049	135,779

Civil claims and other		69,438	74,614	67,407	72,883

		965,317	1,092,645	954,538	1,084,528

(a)       Labor claims

The provision on December 31, 2018 is related to 477 labor claims, including occupational health and security cases (599 in 2017). The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

(b)       Tax claims

On December 31, 2018, the main claims are the following:

(i)                 Non-cumulative PIS and COFINS

The Company is charged amounts arising from the compensation of Non-Cumulative PIS and COFINS tax credits that were not approved by the Federal Revenue Service of Brazil (“RFB”) in Offsetting Statements (“DCOMPs”), with credits in amounts that exceeded those declared in the respective Statement of Calculation of Social Contributions (“DACONs”).

In October 2017, through the federal tax amnesty program (PERT), the items related to non-acceptance of the credits were settled, due to the following reasons: (i) differences between the amounts reported in the DACONs and those in the electronic files of tax invoices; (ii) amounts not recorded in the interim balance sheets, acquisitions not taxed for contributions, recording of a credit on a portion of IPI, failure to submit tax documents; and (iii) nonpayment of amounts stated as due in tax documents. Said amounts were provisioned for.

On December 31, 2018, the balance of this provision was R$154,673.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

The Company’s external legal advisors, after considering the precedents on the matters at the Administrative Council of Tax Appeals (“CARF”), assessed that the disputes related to such matters have a probable likelihood of loss and estimated the conclusion of administrative procedures in 2020.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(ii)               ICMS – Decree 38,394/2000

The main claims provisioned in 2018 is related to the tax deficiency notice received by the Company in 2017 from the Tax Authority of the State of Alagoas, for the administrative collection by an ICMS tax that allegedly was paid below the amount due, in the period from August 2012 to April 2016, in accordance with Article 9 of Decree 38,394/2000.

On December 31, 2018, the balance of this provision was R$45,027.

The Company’s external legal advisors, considering the behavior of the administrative bodies judging the case, assessed that the disputes related to the highlighted matters have a probable likelihood of loss and estimated the conclusion of administrative proceedings in 2021.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(iii)             PIS and COFINS

The Company is assessed for the payment of these taxes in many claims, such as:

•                Insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-compliance with the widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;

•                Offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

•                Rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2,445 and 2,449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired;  and

•                Alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

The Company’s external advisors assessed that the disputes related to the highlighted matters have a possible likelihood of loss and estimated the conclusion of administrative proceedings in 2020.

Guarantees were offered for these claims in the form of bank guarantee and finished products, which, together, cover the amount of court claims.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(iv)             ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS in view of allegedly committing the following violations:

•                Undue use of ICMS tax credits (i) in the amount of R$53,478, in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, due to the recording of credits indicated on the invoices for the sale of “acrylonitrile,” issued by Acrinor  Acrilonitrila do Nordeste S/A; (ii) in the amount of R$1,581, in the period from December 2004 to August 2005, arising from the undue recording of credits on invoices for the sale of methyl acrylate, issued by Proquigel Química S/A; and (iii) in the amount of R$3,105, in the period from August 2004 to November 2005, arising from the undue recording of credits in invoices for the sale of methyl methacrylate, issued by Proquigel Química S/A, since the products were to be exported, and therefore were exempt from payment of ICMS tax;

•                The fine for the abovementioned tax offense corresponds to 100% of the principal value recorded, as per Article 527, item II, sub-item “j” jointly with paragraphs 1 and 10 of RICMS/SP;

•                Fine in the amount of 30% on R$480,389, which corresponds to the sum of the amounts indicated in tax documents whose outflow of goods was not identified by the tax authority, entered based on the provisions of Article 527, item IV, sub-item “b” jointly with paragraphs 1 and 10 of RICMS/SP; and

•                Fine due to lack of presentation of tax documents requested under a specific deficiency notice, as per Article 527, item IV, sub-item “j” jointly with paragraphs 8 and 10 of RICMS/SP.

Discussions in the administrative sphere were ended in 2016, with the Company proposing lawsuits. Due to the favorable injunctions granted to the Company: (i) in one of the claims, the São Paulo Treasury Department rectified the amount of the debt to apply interest for late payment and inflation adjustment limited to the SELIC basic interest rate, which resulted in the debit being reduced by 20% and (ii) in the other claim, the tax liability was suspended.

The Company’s external advisors have assessed that the disputes related to the highlighted matters remain with a possible likelihood of loss and estimate the conclusion of legal proceedings in 2025. A performance bond was offered as a guarantee for these claims.

(c)        Corporate claims

On December 31, 2018, the main claim is related to an ordinary collection claim combined with a request for damages for losses, requesting the payment of dividends and a share bonus arising from the class "A" preferred shares of the terminated company Salgema Indústrias Químicas S.A.

Once the claim was granted, the amount effectively owed by Braskem began to be calculated. During this phase, the judge recognized that dividends and bonus related to fiscal years prior to 1987 had become time-barred and were no longer owed by Braskem. However, the Alagoas State Court of Appeals reviewed the decision and considered that amounts prior to such period also were owed. Against the decision, Braskem filed a Special Appeal with the Superior Court of Justice (“STJ”), which was partially granted, so that the possibility that the statute of limitation will be recognized in a procedure of liquidation of the award will be submitted to the STJ.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

On December 31, 2018, the balance of this provision is R$59,577 and there is no guarantee related to this claim.

(d)       Changes in claims with probable chance of loss

	Consolidated
			Corporate	Civil claims
	Labor claims	Tax claims	claims	and other	Total

December 31, 2017	250,075	632,177	135,779	74,614	1,092,645

Additions, inflation adjustments and exchange variation	80,685	77,236	8,676	5,001	171,598
Payments	(70,553)	(40,768)	(31,680)	(173)	(143,174)
Reversals	(82,456)	(61,566)	(1,726)	(10,004)	(155,752)

December 31, 2018	177,751	607,079	111,049	69,438	965,317

					Parent company
			Corporate	Civil claims
	Labor claims	Tax claims	claims	and other	Total

December 31, 2017	247,821	628,045	135,779	72,883	1,084,528

Additions, inflation adjustments and exchange variation	77,450	77,122	8,676	4,701	167,949
Payments	(69,912)	(40,768)	(31,680)	(173)	(142,533)
Reversals	(82,110)	(61,566)	(1,726)	(10,004)	(155,406)

December 31, 2018	173,249	602,833	111,049	67,407	954,538

23.2          Claims with possible chance of loss

		Consolidated
	2018	2017

Tax claims	7,125,071	6,997,301
Labor claims	860,061	933,484
Civil claims	691,636	714,963
Other lawsuits	643,982	671,545
Total	9,320,750	9,317,293

(a)               Civil

(i)                 Excess weight

Public-Interest Civil Action filed by the Federal Prosecution Office in Brasilia, with the objective of holding the company liable for damages caused to federal roads by trucks carrying excess weight. The action claims damages to the country for material damages and collective pain and suffering, in the amount of R$71 million, on December 31, 2018. The action was denied in the lower court.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(ii)               Caustic soda transportation

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2018, totaled R$197.2 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

(iii)             Resale of solvents

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. On December 31, 2018, the damages claimed in the lawsuit amounted to R$185.6 million.

Based on the opinion of external legal counsel accompanying the case, the Management believes that the lawsuit has a possible risk of loss within an eight-year period.

No judicial deposit or other form of security was made for these suits.

(iv)             Hashimoto Public-Interest Civil Action

The Public-Interest Civil Action was filed in June 2018 by the São Paulo State Public Prosecutor’s Office against the Company and other firms that operate in the Capuava Petrochemical Complex, claiming the reparation and/or remediation of environmental damages supposedly arising from the emission of pollutants into the air, as well as the joint judgement of companies that comprise said complex seeking environmental moral damages in the amount of R$107.6 million.

Based on the opinion of the external legal counsel handling the case, the Management believes that the lawsuit possibly will be dismissed within a period of 8 years.

No judicial deposit or other form of security was accrued for the case.

(v)               Redress proceeding

Compensation action filed by the insurer of a client of the Company. The insurer seeks, in return, the reimbursement of the amount paid to the customer due to the insurance contract entered into with the client, whose amount up to December 31, 2018 is R$73.8 million. According to the insurer, the losses incurred by the customer, for which it was reimbursed, would have been caused by the supply of off specification products by Braskem.

The Management's evaluation, based on the opinion of the external legal counsel responsible for conducting the cases, is that the lawsuits may be dismissed in a period of up to 8 years.

There is no judicial deposit or other type of guarantee for the process.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(b)               Tax

(i)                 PIS, COFINS, IR and CSL: taxation of tax losses and reductions in debits in connection with the installment payment program under MP 470/09

The Company was assessed for not recording as taxable the amounts of the credits from tax losses and social contribution tax loss carryforwards used to settle tax debits paid in installments under Provisional Presidential Decree 470/09. In the specific case of PIS and COFINS taxes, the assessment also includes the reductions applied to fines and interest arising from the adoption of the installment payment plan. Said tax credits and reductions of debits were not taxed, given the understanding of the Company that they did not represent taxable income.

In November 2018, the tax-deficiency notice related to IR/CSL was fully denied in a final and unappealed decision issued by CARF.

On December 31, 2018, the inflation-adjusted amount of taxes recorded and tax effects of disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notices is R$1.2 billion.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded by 2020.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(ii)               IR and CSL – Charges with goodwill amortization

The Company was served by the RFB for deducting amortization charges, from 2007 to 2013, relating to goodwill originated from acquisitions of shareholding interests in 2002. In that year, several business groups divested their petrochemical assets, which were consolidated to enable the consequent foundation of Braskem.

In May 2018, one of the proceedings was deemed valid in a final and unappealed decision issued by CARF, which reduced liabilities by R$166 million.

On December 31, 2018, the updated value of the taxes recorded in said tax deficiency notices amounted to R$1.2 billion.

The assessment of risk in these claims is based on the following: (i) the equity interests were acquired with effective payment, business purpose and the participation of independent parties; and (ii) the real economic nature of the transactions that resulted in the recording of interest and exchange variation expenses.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded by 2022.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(iii)             Non-cumulative PIS and COFINS taxes

The Company received a deficiency notice from the RFB due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process. The matters whose chance of loss is deemed as possible are mainly related to the following: (i) effluent treatment services; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These matters have already been contested at the administrative level and comprise the period from 2006 to 2011.

On December 31, 2018, the amount under discussion of these notices is R$947 million.

The Company’s external legal advisors estimate that: (i) the administrative proceedings should be concluded by 2022; and (ii) in the event of an adverse ruling for the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. These estimates are based on the probability of loss of the Company's defense thesis, based on previous administrative and court precedents.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(iv)             IR and CSL – Unlimited offsetting

In December 2009, December 2013 and March 2017, the Company received tax deficiency notices claiming that the methodology used to offset tax losses and tax loss carryforwards that failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Income Tax and Social Contribution liabilities in merger operations, respectively, in November 2007, September 2008 and August 2013.

On December 31, 2018, the restated value of the taxes recorded amounted to R$733 million.

The Company’s external legal advisors estimate that the administrative proceedings should be concluded by 2020. The only proceeding currently under litigation is expected to be concluded in 2027.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level and the only one being disputed in court has had its payment suspended by a preliminary injunction, confirmed by a court decision.

(v)               ICMS

The Company is involved in many ICMS collection claims drawn up in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Alagoas.

On December 31, 2018, the adjusted amounts of these claims total R$644 million and the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must be an integral part of the product or be consumed in the production process.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc;

•           internal transfer of finished products for an amount lower than the production cost;

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

•           fines for the failure to register invoices;

•           nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market (ACL) of the Electric Power Trading Chamber (CCEE); and

•           usage of ICMS tax base below the level envisaged in legislation for internal transfers to another unit in the State of Alagoas of DCE (dichloroethane), between January 2013 and May 2016, which is a product that is not subject to deferral in such transactions. The payment represents 30% of the total contingency.

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2023, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets for pledge in the amount of R$62 million, supporting exclusively the amounts involved in the lawsuits.

(vi)             IOF

The Company is a party to claims for the collection of IOF tax debits in administrative proceedings and lawsuits, which claim: (i) non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking accounts conducted by the merged companies Quattor Participações S.A. and Quattor Química S.A., which were considered loans by tax authorities; and (ii) requirement to pay IOF/credit on international fund transfers between the Company and CPN Incorporated through a checking account contract and single cash management related to the period from May 2002 to April 2004.

The current value of these notices on December 31, 2018, is R$175 million.

The Company’s external legal advisors estimate that the claims in the judicial sphere will be concluded by 2022.

The Company offered a guarantee of R$59 million, which supports the amount involved exclusively in the claims.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(vii)           PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the administrative and judicial courts, which discuss the alleged undue offsetting of credits arising from other administrative proceedings and lawsuits, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees; and (v) the COFINS tax arising from the undue payment or payment in excess.

The current value of these notices on December 31, 2018, is R$144 million.

The Company’s external legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2022; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee, in the amount of R$144 million, that cover the entire amount of the claims.

(viii)         IRRF, IR and CSL – Commission expenses

In December 2017, the Company received a tax deficiency notice from the RFB arising from: (i) the disallowance of commission expenses paid by Braskem in 2011; (ii) the disallowance of commission expenses paid by Braskem Inc. in 2013 and 2014; (iii) lack of payment of withholding income tax (IRRF) on the payments referred to in the previous item; and (iv) the disallowance of advertising expenses incurred in 2013.

On December 31, 2018, the restated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notice is R$122 million.

The assessment of success in this claim is based on the following: (i) the expenses incurred in 2011 already are subject to the statute of limitations. Furthermore, the tax credit recognized by the Tax Authority considered the sum of the disallowances disputed in other administrative proceedings that are pending a final decision, which do not belong in the claim in question; (ii) the expenses incurred by Braskem INC already were paid by the Company itself, which led only to the reduction of its tax loss backlog, without the need to pay additional taxes; (iii) the IRRF claimed by the Tax Authority aims to reach a taxpayer located abroad, which as such is not subject to Brazilian tax law; and (iv) the disallowed advertising expenses are related to the Company’s business activities.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2022.

There are no judicial deposits or any other type of guarantee for this procedure, since it is still being discussed at the administrative level.

(ix)             IR and CSL – Exchange variation on naphtha imports

In December 2017, the Company received a tax deficiency notice related to the disallowance of exchange variation expenses between the due date of commercial invoices and the effective payment of obligations related to naphtha imports. The Company disallowed expenses in calendar year 2012, since they were considered unnecessary, which caused adjustments in the tax loss and in social contribution tax loss carryforwards.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

On December 31, 2018, the restated value of this deficiency notice amounted to R$104 million.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2022.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(x)               Isolated fine – failure to ratify DCOMPS

In 2016 through 2018, the Company was notified of isolated fines corresponding to 50% of non-cumulative COFINS tax credits: i) non-cumulative PIS/COFINS; ii) Negative Balance of IR/CSL; iii) REINTEGRA and iv) other credits, which were offset with federal taxes and not approved by the RFB.

The matter is assessed as having a possible chance of loss due to favorable court precedents on the matter.

On December 31, 2018, the restated value of these deficiency notices amounted to R$215 million.

The Company’s external legal counsels estimate that the conclusion in the administrative level will occur in 2022.

No deposit or other form of security was accrued for most of these claims, as they are still being discussed administratively.

(xi)             Income Tax and Social Contribution – Reduction of tax losses and social contribution tax loss carryforwards

The Company also received a tax-deficiency notice due to the inclusion in the income and social contribution tax calculation base of interest and exchange variation expenses incurred in calendar-year 2008 related to obligations assumed in business combinations.

Considering that the Administrative Council of Tax Appeals (CARF) already has rendered a final decision in favor of the Company, the Company is merely awaiting the termination of the claim. The said tax-deficiency notice represented the amount of R$53 million.

(xii)           IR/CSL – Negative Balance – Offset

The Company claims, at the administrative level, that RFB denies Offset Statements seeking to settle federal taxes with credits arising from negative balance of IR and CSL.

On December 31, 2018, the restated value of the taxes whose offset was not approved amounted to R$182 million.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded by 2022.

There are no deposits or any other type of guarantee for this proceeding, since it is still being disputed at the administrative level.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(xiii)         IPI and II – Customs difference

In October 2002, the merged company Ipiranga Petroquímica received a tax-deficiency notice from RFB for contracting two different companies, one to provide parts and technology and the other to provide specialized labor for technical support, on the occasion of the construction of an industrial plant in Rio Grande do Sul, which, according to RFB, was allegedly conducted only to reduce the price of parts and technology used and, consequently, decrease the IPI and II payable.

On December 31, 2018, the restated value of the taxes recorded amounted to R$68 million.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded by 2022.

There are no judicial deposits or any other type of guarantee for this procedure, since it is still being discussed at the administrative level.

(c)              Corporate

The Company currently is subject to a settlement of judgement related to an lawsuit filed in 1988, which sentenced Polialden Petroquímica S.A., merged into Braskem, to pay its non-controlling preferred shareholders the distribution of the remaining profits of the company.

The purpose of the liquidation is to determine the value of the award calculated in accordance with the sentence, which will occur through an arbitration procedure, as determined by the court, and was appealed against by the judgment winner, which is pending trial. The procedure is awaiting the beginning of the expert analysis.

The amount of provision on December 31, 2018 is R$16 million. The amount in dispute with a possible likelihood of loss is R$186 million.

(d)       Other lawsuits

(i)                Social Security Contributions – Withholding of 11%

The Company was assessed by the RFB for allegedly withholding social security at the rate of 11% on the gross amount of invoices, bills or trade notes related to services executed through assigned labor, in the period from February 1999 to June 2002, amounting to R$52 million, on December 31, 2018.

The Company's legal advisors, in view of prior decisions by the Administrative Council of Tax Appeals (CARF) and the evidence provided by the Company, assess as possible the chances of loss at the administrative level. The conclusion is supported, among other things, by the following: (i) the nullity and time-barring of the debits; (ii) the mismatch between the service provided and the tax substitution system under Article 31 of Federal Law 8,212/1991; (iii) the lack of the requirements to characterize assignment of labor, and other matters that would have to be evidenced through a tax diligence.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded still in 2019.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(ii)               Social security – hazardous agents

In August 2017, the Company received a tax deficiency notice from the Federal Revenue Service of Brazil, claiming the payment of a premium for Occupational Accident Risk (“RAT”) to fund the special retirement plan due to the alleged exposure of its workers to hazardous agents between January 2013 and December 2015.

On September 19, 2018, the Company was notified of the decision rendered by the lower administrative court, which accepted the arguments presented in the Objection and rendered the assessment null due to irremediable defect of form. The Company filed a Voluntary Appeal at the Administrative Council of Tax Appeals (CARF) seeking nullity due to defect of substance. In the second half of 2018, the probability of loss defined by the external legal advisors of the Company was changed to remote, and the discussions at the administrative level are expected to be concluded in 2020.

The Company is a party to other administrative proceedings and lawsuits, in which the likelihood of loss remains possible, which seek: (i) payment, through tax deficiency notices issued in August 2007, of the premium for Occupational Accident Risk (RAT) to fund a special retirement due to alleged exposure of Company employees to hazardous agents and the payment of a fine for failure to inform in the GFIP form such alleged exposure between April 1999 and February 2006; and (ii) payment, through a tax foreclosure action filed in May 2017, of said premium for Occupational Accident Risk (RAT) related to the periods from November 2000 to January 2001 and November 2001 to June 2002. The total amount involved in these proceedings, as at December 31, 2018, is R$41.6 million.

The Company’s external legal advisors estimate that these other administrative proceedings should be concluded in 2021, while the lawsuit should be concluded in 2027.

There are no deposits or other forms of guarantees for the administrative proceedings and the Company offered a guarantee in the form of a performance bond in the amount of R$3.7 million exclusively for the amount involved in the lawsuit.

23.3          Leniency Agreement

(a)       Global Settlement with authorities

            In December, 2016, the Company entered into a Leniency Agreement (“Agreement”) with the Federal Prosecution Office (“MPF”) and with the authorities in the United States and Switzerland (“Global Settlement”), in the approximate value of US$957 million (approximately R$3.1 billion at the time), which were approved as follows:

1.      In Brazil, the Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.

2.      The agreement with the U.S. Department of Justice (“DoJ”) was confirmed by a U.S. court ruling on January 26, 2017.

3.      The agreement with the Securities and Exchange Commission (“SEC”) was confirmed on February 28, 2017.

4.      The agreement with Swiss authorities did not require ratification to produce effect.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$1.9 billion, as follows:

1.      US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

2.      US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;

4.      R$736,445 to the MPF, paid on July 6, 2017;

5.      R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;

6.      CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018; and

7.      R$278,034 to the MPF, related to the second of six annual installments due by 2023, paid on January 30, 2019.

The outstanding amount, of approximately R$1.2 billion, will be paid as follows:

1.    CHF48,195 to the Swiss Office of the Attorney General, related to three remaining annual installments of CHF16,065 due on June 30 of each year as from 2019;

2.    Approximately R$1 billion to the MPF in four equal, annual and successive installments adjusted for inflation by the variation in the IPCA index, due on January 30 of each year as from 2020. To guarantee payment of the installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

Braskem has been complying with its obligations provided for in the Global Settlement and collaborating with authorities.

(b)       Reimbursement for damages and other considerations

A significant portion of the total of R$2.2 billion of the Agreement entered into with MPF will be allocated to paying redress to third parties for damages incurred due to the facts that are the subject-matter of the Agreement.

Under the Agreement, the MPF undertook to coordinate actions with other authorities or government agencies, as well as state-owned companies and state-controlled companies with which Braskem comes to negotiate for entering into agreements based on the subject-matter of the collaboration.

Furthermore, other authorities with jurisdiction over the Company may seek to impose additional monetary sanctions or fines or commence new investigations against the Braskem. Finally, as a result of the Global Settlement, the Company may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices. In this context, as communicated to the market on July 10, 2018, the Company is currently negotiating with the Ministry of Transparency, Supervision and Controller General (CGU) and with the Office of the General Counsel of the Federal Government (AGU).

The Global Agreement does not prevent, yet, any third party with a legitimate interest in the facts from filing proceedings to seek reimbursement for any damages caused by Braskem, because that the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully reimburse any third parties affected by the wrongdoings, which means that the Company may be obliged to pay or suffer financial penalties other than those provided for in the Global Settlement.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

Under the Global Settlement, the Company will continue to cooperate with the authorities and to implement improvements to its compliance practices and efforts to combat corruption. The Company is subject to external monitorship for a period of three years, two of which already have transpired, during which period the monitors will verify compliance with the Global Settlement, including the efficacy of controls, policies and internal procedures to reduce the risk of any breach of anticorruption law. The monitorship period could end earlier or be extended for another year, at the discretion of the authorities, depending on the progress made by the Company in its compliance with the Global Settlement.

It is not possible to predict the impacts on Braskem of others investigations or any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

(c)       Control deficiencies and Compliance Program

After the investigation occurred in 2016 and confirmation of wrongdoings, the Company identified material control deficiencies.

In the same year, it began developing a comprehensive Compliance Program at Braskem to mitigate the risks of proceedings and make significant improvements to Braskem’s general control environment. The Program also contains initiatives that have been implemented throughout 2017 and 2018.

As of the year ended December 31, 2018, a series of Compliance initiatives were implemented and/or improved by the Company, including:

(i)	Increase in the number of Team Members in the Compliance Department;
(ii)	Designation and engagement of independent monitors jointly with the DoJ and MPF, and analysis of the Company’s processes and documents by said monitors;
(iii)

Approvals and/or reviews of significant guidance documents: Global Anti-corruption Policy; Global Compliance System Policy; Code of Conduct; Code of Conduct for Contractors; Global Risk Management Policy; Global Procurement Directive, Global Sales Directive, Internal Control Directive, Internal Audit Directive; Corporate Credit Card Directive; Approval Authority Directive; Due Diligence Directive for Contractors; Conflict of Interest Directive; Procedure for Payment of Commissions to Agents; Donation and Sponsorship Directive, Business Travel Directive, Directive and Procedure for Relations with Government Officials; Ethics Line Investigation Protocols, and others;

(iv)

Approving the Procedure for the Ethics Line, considering the formal process for handling reports of violations and investigation protocols; Continuing the training program with a focus on the Compliance System, applicable legislation and raising Team Member awareness;

(v)	Setting a corporate target related to Compliance for all Leaders at the Company;
(vi)	Formally and effectively participating in working groups: UN Anticorruption and ETHOS Integrity;
(vii)	Improving the supplier registration and approval process by implementing a third-party risk and integrity assessment;
(viii)	Developing the Communication Plan for disseminating the Company’s commitment to conducting its Business Ethically with Integrity and Transparency;
(ix)	Outsourcing of the Whistleblowing Channel and improving the tool for receiving reports of violations;
(x)

Mapping of risks and controls and assessment of the effectiveness of controls for the most relevant corporate processes of companies with  business in Brazil, United States, Mexico, Netherlands and Germany;

(xi)	Incorporating anti-corruption clauses in agreements with third parties;
(xii)

Implementing improvements to internal controls with a view to remediating deficiencies identified in internal processes (especially material and significant deficiencies) and preventing future vulnerabilities;

(xiii)	Mapping of Anticorruption and Anti-bribery risks and controls and improvements to the ERM related to these topics;
(xiv)	Defining and revising the corporate methodology for Risk Management to be adopted in Brazil, United States, Mexico, Netherlands and Germany;
(xv)	Implementation or improvement of Compliance, Internal Control, Risk Management and Internal Audit tools and systems;
(xvi)	Inclusion of Anticorruption and Anti-fbribery Risks in the scope of Internal Audit works;
(xvii)	Conducting Internal Audit works to address weaknesses and recommendations for improvements to areas involved in the processes assessed.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

 (d)      Class action

On July 1, 2015, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and certain of its then-current and former officers and directors. In the current lawsuit, entitled In Re Braskem Securities Litigation, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company’s stock in violation of U.S. securities laws.

After the decision on the motion to dismiss filed by the Company, partially granting its arguments, the Company and the Lead Plaintiff signed the proposed settlement agreement (“Proposed Settlement”), which was ratified by the applicable Court, which issued a final decision ending all claims from all members of the class of Investors (as defined below).

Under the terms of the Proposed Settlement, Braskem paid US$10 million (approximately R$31,680) to resolve all claims arising out of or relating to the subject matter of the class action of a settlement class consisting of all persons who purchased or otherwise acquired a legal or beneficial ownership interest in Braskem American Depositary Receipts (“ADRs”) between July 15, 2010 and March 11, 2015 (“Investors”), inclusive. The amount of the agreement was deposited by Braskem in the account designated by the judge (“Escrow Account”) on October 2, 2017.

On February 21, 2018, a hearing was held in which a decision was handed down for the final approval of the agreement regarding the entire class of investors and the dismissal of the case. Said decision became final and unappealable. The individual distribution of the amount of the agreement is the responsibility of the manager of the Escrow Account, as determined by the Court and in accordance with the ratified allocation plan.

The Proposed Settlement was signed solely to avoid the risk, uncertainty, and expense of further litigation and does represent the admission of any wrongdoing or liability by Braskem.

The Company may be named as a defendant in other legal actions. The Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in this securities class action and any other related actions that may arise in the future.

24                Benefits offered to team members

24.1          Short-term benefits

	Consolidated		Parent company
	2018	2017	2018	2017

Health care	162,338	140,553	114,808	99,519
Private pension	84,525	67,008	52,790	40,730
Transport	64,714	58,825	58,028	51,187
Feeding	33,537	30,916	25,446	24,738
Training	27,463	18,285	14,048	9,986
Other	18,271	16,173	4,485	4,093
	390,848	331,760	269,605	230,253

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(a)               Long-term incentive plan (“ILP Plan”)

On March 21, 2018, the Extraordinary Shareholders' Meeting approved the ILP Plan, which aims to align the interests of its participants with those of the Company’s shareholders and to encourage participants’ retention at the Company by offering eligible participants an opportunity to receive restricted shares in the Company by voluntarily investing own funds and holding such shares through the end of the three-year vesting period.

On March 28, 2018, the Board of Directors approved the “ILP Plan 2018,” in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2018, after the vesting period and subject to compliance with all necessary requirements, is 727,688 shares. The program’s grant date is April 6, 2018. The shares to be delivered by the Company to participants of the ILP Program 2018 are those currently held in treasury or acquired through repurchase programs, and in the event said shares cannot be delivered, the Company will pay participants in cash the amount corresponding to the shares, based on the quote on the stock exchange on the second business day immediately prior to the respective payment date.

The fair value of the Company’s matching contribution is the market price of the equity instruments quoted on the grant date. For eligible persons of the Parent company, the fair value is based on the quoted price of the class “A” preferred shares (R$46.62). For eligible persons of subsidiaries abroad, the fair value is based on the quoted price of the American Depository Receipts - ADR (US$27.56).

The fair value, net of taxes, recorded on equity at December 31, 2018, is R$6,406.

24.2          Post-employment benefits

24.2.1    Retirement plans - defined benefit plans and health plants

For each of the below plans, based on the experts actuarial report, the Company measures its future obligations. The assumptions adopted are in full compliance with CPC 33(R1) / IAS 19.

(a)               Braskem America

The subsidiary Braskem America is the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2018, the plan has 38 active participants and 172 assisted participants (39 active participants and 166 assisted participants in 2017). The contributions by Braskem America in the year amount to R$20,544 (R$4,069 in 2017). The participants made no contributions in 2018 and 2017.

(b)               Braskem Alemanha and Braskem Holanda

The subsidiaries Braskem Alemanha and Braskem Holanda are the sponsor of the defined benefit plans of its employees. At December 31, 2018, the plan has 158 participants (139 in 2017) and no contributions were made by Braskem Alemanhã and Braskem Holanda in 2018 and 2017. The participants made no contributions in 2018 and 2017.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(c)               Health plan

According to Brazilian laws, the type of health plan offered by the Company, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (company’s part + participant’s part).

(i)                 Amounts in balance sheet

		Consolidated
	2018	2017
Defined benefit
Novamont Braskem America	68,904	62,963
Braskem Alemanha and Netherlands	114,705	93,994
	183,609	156,957
Health care
Bradesco saúde	90,679	83,233

Total obligations	274,288	240,190

Fair value of plan assets
Novamont Braskem America	(66,073)	(44,823)
Braskem Alemanha	(1,842)	(1,592)
	(67,915)	(46,415)

Consolidated net balance (non-current liabilities)	206,373	193,775

(ii)               Change in obligations

		Consolidated
	2018	2017

Balance at beginning of year	240,190	201,516
Health care	7,446	11,334
Current service cost	5,842	5,058
Interest cost	4,906	4,139
Benefits paid	(3,845)	(3,399)
Change plan	1,391
Actuarial losses (gain)	(3,713)	9,661
Exchange variation	22,071	11,881
Balance at the end of the year	274,288	240,190

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(iii)             Change in fair value plan assets

		Consolidated
	2018	2017

Balance at beginning of year	46,415	39,380
Actual return on plan assets	(3,200)	5,115
Employer contributions	20,544	4,069
Benefits paid	(3,712)	(2,915)
Exchange variation	7,868	766
Balance at the end of the year	67,915	46,415

(iv)             Amounts recognized in profit and loss

	Consolidated
	2018	2017

Health care	7,446	11,334
Current service cost	5,842	5,058
Interest cost	4,906	4,139
Expected return on plan assets		(28)
Actuarial losses	2,077	6,069
	20,271	26,572

Actuarial assumptions
	(%)
	2018				2017
	Health	United			Health	United
	insurance	States	Germany	Netherlands	insurance	States	Germany	Netherlands

Discount rate	5.03	4.45	2.00	2.00	5.45	3.70	2.00	2.00
Inflation rate	4.50	n/a	2.00	2.00	4.50	n/a	n/a	n/a
Expected return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	3.00	3.00	n/a	n/a	2.50	2.50
Rate of increase in future pension plan	n/a	n/a	1.75	1.75	n/a	n/a	1.75	1.75
Aging factor	2.50	n/a	n/a	n/a	2.50	n/a	n/a	n/a
Medical inflation	3.50	n/a	n/a	n/a	3.50	n/a	n/a	n/a
Duration	19.66	n/a	n/a	n/a	18.84	n/a	n/a	n/a

(v)             Hierarchy of fair value assets

On December 31, 2018, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(vi)           Sensitivity analysis

	Impact on the defined benefit obligation
	Premise change				Premise increase				Premise reduction
	Health	United			Health	United			Health	United
	insurance	States	Germany	Netherlands	insurance	States	Germany	Netherlands	insurance	States	Germany	Netherlands
Discount rate	1.0%	1.0%	0.5%	0.5%	10,428	7,261	10,802	563	(12,868)	(8,802)	(11,971)	(626)
Real medical inflation	n/a	n/a	n/a	n/a	15,698	n/a	n/a	n/a	(12,454)	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	1%	1%	n/a	n/a	6,256	336	n/a	n/a	(5,934)	(318)
Rate of increase in future pension plan	1%	n/a	0%	0%	n/a	n/a	3,087	166	n/a	n/a	(3,006)	(161)
Life expectancy	1%	n/a	1 year	1 year	n/a	n/a	2,848	144	n/a	n/a	(2,973)	(150)
Mortality rate	n/a	10%	n/a	n/a	n/a	1,984	n/a	n/a	n/a	(2,164)	n/a	n/a

							Health insurance - Impact on cost of services and interests costs
							Premise change		Premise increase		Premise reduction
							Cost of	Iterests	Cost of	Iterests	Cost of	Iterests
							services	costs	services	costs	services	costs
Discount rate							1.0%	1.0%	381	198	(488)	(193)
Life expectancy							1.0%	1.0%	344	1,532	(288)	(1,215)
Rate of increase in future pension plan							1.0%	1.0%	66	216	(67)	(221)

24.2.2     Retirement plan - defined contribution

The Parent Company and the subsidiaries in Brazil sponsor a defined contribution plan for its team members  managed by ODEPREV, a private pension plan entity. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. For this plan, the sponsors pay contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

At December 31, 2018, the number of active participants in ODEPREV totals 5,725 (5,280 in 2017) and the contributions made by the sponsors in the year amount to R$50,610 (R$38,332 in 2017) and the contributions made by the participants amounted to R$69,058 (R$60,038 in 2017).

25                Equity

(a)                Capital

On December 31, 2018, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			48,780,072	14.14			48,780,072	6.12
Other		12,907,077	2.86	140,090,605	40.59	500,230	100.00	153,497,912	19.26
Total		451,668,652	100.00	343,814,914	99.64	500,230	100.00	795,983,796	99.85
Treasury shares				1,234,758	0.36			1,234,758	0.15
Total		451,668,652	100.00	345,049,672	100.00	500,230	100.00	797,218,554	100.00

(i)       American Depositary Receipts traded on the New York Stock Exchange (USA);

(b)               Capital reserves

This reserve includes part of the shares issued in Subsidiary’s several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(c)               Revenue reserves

(i)         Legal reserve

(ii)        Retention of profits

In accordance with Brazilian Corporation Law, portions of net income for the fiscal year not allocated to distribution to shareholders or to reserve accounts must be allocated to the retained earnings account.

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(d)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In 2018, 78,100 class “B" preferred shares were converted into 39,050 class “A" preferred shares.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Federal Law 6,404/76.

(e)               Profit allocation and payment of dividends

Under the Company’s bylaws, profit for the year, adjusted according to Federal Law 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Federal Law 6,404/76, it is the full payment of the mandatory dividend.

Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares; and

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(iii)   Retained earnings account for net income for the fiscal year remaining after the aforementioned allocations.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(e.1)     Profit allocation and dividends proposed

2018

Net income for the year of Company's shareholders	2,866,675
Amounts recorded directly to retained earnings
Legal reserves distribution	(143,334)
Tax incentive reserve distribution	(81,863)
Realization of additional property, plant and equipment	27,679
Prescribed dividends / other	517
2,669,674
Allocations:
Minimum dividends - 25% adjusted net income	(667,419)
Additional dividends proposed	(2,002,255)
(2,669,674)

Per-share dividend of R$3.35565826658 per common and class “A” preferred share and R$0.60628536320 per class “B” preferred share.

(e.2)     Additional dividends related to fiscal year 2017

The Annual Shareholders’ Meeting held on April 30, 2018 approved the declaration of additional dividends on profit related to fiscal year 2017 in the amount of R$ 1,500,000, the payment of which commenced on May 10, 2018, of which R$851,729 refers to common shares and R$648,271 to class “A” preferred shares.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(f)                Equity valuation adjustments – Equity

											Consolidated
	Attributed to shareholders' interest
	Equity valuation adjustments				Other comprehensive income
	Goodwill in acquisition of subsidiary under common control (i)	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total

On December 31, 2016		206,703		(9,404)	(7,105,377)	(539,518)	(43,351)	1,169,088	(6,321,859)	(548,601)	(6,870,460)

Additional indexation
Realization by depreciation or write-off assets		(40,678)							(40,678)		(40,678)
Income tax and social contribution		13,831							13,831		13,831

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,459)							(1,459)		(1,459)
Income tax and social contribution		496							496		496

Foreign sales hedge
Exchange rate					(42,507)				(42,507)	118,179	75,672
Transfer to result					1,145,602				1,145,602	40,924	1,186,526
Income tax and social contribution					(355,960)				(355,960)	(47,731)	(403,691)

Fair value of Cash flow hedge
Change in fair value						876,636			876,636	6,513	883,149
Transfer to result						(287,576)			(287,576)	9,632	(277,944)
Income tax and social contribution						(198,343)			(198,343)	(4,844)	(203,187)

Fair value of cash flow hedge from jointly-controlled (RPR)						3,534			3,534		3,534

Actuarial loss with post-employment benefits, net of taxes							(8,654)		(8,654)		(8,654)

Goodwill on the acquisition of a subsidiary under common control	(488,388)								(488,388)		(488,388)

Foreign currency translation adjustment								51,445	51,445	(52,047)	(602)

On December 31, 2017	(488,388)	178,893		(9,404)	(6,358,242)	(145,267)	(52,005)	1,220,533	(5,653,880)	(477,975)	(6,131,855)

Additional indexation
Realization by depreciation or write-off assets		(40,481)							(40,481)		(40,481)
Income tax and social contribution		13,764							13,764		13,764

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,458)							(1,458)		(1,458)
Income tax and social contribution		496							496		496

Fair value adjustments
Accounts receivable									(449)		(449)

Foreign sales hedge
Exchange rate					(3,133,346)				(3,133,346)	4,170	(3,129,176)
Transfer to result					1,200,209				1,200,209	59,143	1,259,352
Income tax and social contribution					664,864				664,864	(18,994)	645,870

Fair value of Cash flow hedge
Change in fair value			(449)			(196,790)			(196,790)	7,722	(189,068)
Transfer to result						26,964			26,964	10,386	37,350
Income tax and social contribution						59,914			59,914	(5,433)	54,481

Fair value of cash flow hedge from jointly-controlled (RPR)						(2,329)			(2,329)		(2,329)

Actuarial loss with post-employment benefits, net of taxes			-	-	-	-	(1,569)	-	(1,569)	-	(1,569)

ILP PLan fair value
Change in fair value			9,297						9,297	133	9,430
Income tax and social contribution			(2,891)						(2,891)		(2,891)

Foreign currency translation adjustment								946,342	946,342	(145,119)	801,223

(Loss) investment gains				(65)					(65)	65

On December 31, 2018	(488,388)	151,214	5,957	(9,469)	(7,626,515)	(257,508)	(53,574)	2,166,875	(6,111,408)	(565,902)	(6,677,310)

(i)	Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii)	Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii)

For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.

(iv)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v)	Transfer to retained earnings when the extinction of the plan.
(vi)	Transfer to the income statement when write-off of subsidiary abroad.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

26                Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 25(e), particularly in relation to the limited rights enjoyed by class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class “A” preferred share, as provided for in the bylaws of the Company.

Class “A” preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 25(d) and there is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

As required by CPC 41 and IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

	Basic and diluted
	2018	2017

Profit for the year attributed to Company's shareholders
of continued operations	2,866,675	4,074,114

Distribution of priority dividends attributable to:
Preferred shares class "A"	208,450	208,416
Preferred shares class "B"	303	351
	208,753	208,767

Distribution of 6% of unit price of common shares	273,840	273,827

Distribution of excess profits, by class:
Common shares	1,353,672	2,039,334
Preferred shares class "A"	1,030,410	1,552,186
	2,384,082	3,591,520

Reconciliation of income available for distribution, by class (numerator):
Common shares	1,627,512	2,313,161
Preferred shares class "A"	1,238,860	1,760,602
Preferred shares class "B"	303	351
	2,866,675	4,074,114

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,808,699	343,775,864
Preferred shares class "B"	512,660	578,330
	795,990,011	796,022,846

Profit per share (in R$)
Common shares	3.6033	5.1214
Preferred shares class "A"	3.6033	5.1214
Preferred shares class "B"	0.5910	0.6069

	2018
	Preferred shares
	Class "A"		Class "B"
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average

Amount at beginning of year	343,775,864	343,775,864	578,330	578,330

Conversion of preferred shares class "B" to "A"	39,050	32,835	(78,100)	(65,670)

Amount at the end of the year	343,814,914	343,808,699	500,230	512,660

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

27                Net revenues

	Consolidated		Parent company
	2018	2017	2018	2017
Sales revenue
Domestic market
Revenue	42,189,365	34,983,265	42,040,099	36,470,448
Rebates	(45,290)	(35,538)	(45,289)	(34,902)
	42,144,075	34,947,727	41,994,810	36,435,546
Foreign market
Revenue	26,577,433	23,297,304	10,456,039	9,070,332
Rebates	(58,188)	(60,990)	(2,281)	(1,262)
	26,519,245	23,236,314	10,453,758	9,069,070
	68,663,320	58,184,041	52,448,568	45,504,616

Sales and services deductions
Taxes
Domestic market	(10,219,138)	(8,663,707)	(10,198,879)	(8,869,233)
Foreign market	(36,562)	(33,798)
Sales returns
Domestic market	(148,918)	(125,153)	(148,919)	(148,029)
Foreign market	(258,836)	(100,789)	(241,125)	(5,548)

	(10,663,454)	(8,923,447)	(10,588,923)	(9,022,810)
Net sales and services revenue	57,999,866	49,260,594	41,859,645	36,481,806

Revenues from sales of products are recognized when (i) the amount of sales can be reliably measured and the Company does not have control over the products sold; (ii) it is probable that the Company will received the economic benefits; and (iii) risks and benefits of product ownership are substantially transferred to the client. The Company does not make sales with continued management involvement. Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i)

for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client as soon as the risk of the goods are delivered at the destination established in the contract;

(ii)	for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred as soon as the products are delivered to the client’s carrier; and
(iii)	for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official markers, which is the point of delivery of the products and transfer of their ownership.

The cost of freight services related to sales, transfers to storage facilities and finished product transfers between Braskem establishments are included in cost of sales.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(a)               Net revenue by country

	2018	2017

Brazil	31,801,222	26,147,559
United States	9,887,701	8,539,972
Argentina	1,166,191	1,336,440
United Kingdom	366,328	202,830
Germany	1,385,482	1,192,287
Mexico	4,168,140	3,408,385
Italy	650,605	604,546
Netherlands	293,315	333,134
Singapore	756,069	542,866
Switzerland	315,254	415,729
Colombia	363,497	340,396
Spain	329,458	282,854
Chile	686,646	554,237
Peru	540,495	493,654
Uruguay	155,571	122,251
Japan	245,208	126,956
Poland	260,449	231,716
Paraguay	214,959	174,783
France	135,094	166,314
Bolivia	250,048	163,862
Canada	290,453	235,612
South Korea	314,517	339,430
Other	3,423,164	3,304,781
	57,999,866	49,260,594

(b)               Net revenue by product

	2018	2017

PE/PP	37,979,148	33,105,714
Ethylene, Propylene	4,283,709	3,351,805
Naphtha, condensate and crude oil	248,313	135,165
Benzene, toluene and xylene	2,785,400	2,683,406
PVC/Caustic Soda/EDC	3,167,390	3,066,879
ETBE/Gasoline	2,928,993	2,433,360
Butadiene	2,023,465	1,819,387
Cumene	909,409	578,482
Solvents	476,311	401,455
Other	3,197,729	1,684,941
	57,999,866	49,260,594

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(c)               Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2018, the most significant revenue from a single client amounts to approximately 2.4% of total net revenues of the Company and refers to the Chemical segment.

28                Tax incentives

(a)               Income Tax

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Chlor-Alkali (Cloro Soda), established in the state of Alagoas; and (ii) Chemicals, PE, PVC and Chlor-Alkali units, established in the city of Camaçari (BA). The realization period is 10 years. In 2018, the operations in Brazil recorded tax loss, therefore it is not possible to make any deductions as a tax incentive.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In fiscal year 2018, the amount was R$81,863 (R$95,704 in 2017). Since 2018, through Complementary Law 160/2017, the amount recorded is now allocated to reserve the tax incentives in stockholders' equity, in accordance with Article 195-A of Federal Law 6,404/76.

29                Other income (expenses), net

	Note		Consolidated
		2018	2017

Bonus to employees		(375,360)	(399,828)
Expenses from fixed assets		(40,061)	(205,929)
Allowance for judicial and labor claims		(83,280)	(119,919)
Fine on supply contract of raw material, net	(i)	336,533	81,793
PIS and COFINS credits - exclusion of ICMS from the calculation basis	10(c)	235,919
Capital gain - sale of Quantiq			276,816
Recovery of environmental damages		(89,395)	(102,466)
Other		106,496	(9,871)
		90,852	(479,404)

(i)         The contractual penalty for failing to supply feedstock to the subsidiary Braskem Idesa is R$338,125.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

30                Financial results

	Consolidated		Parent company
	2018	2017	2018	2017
Financial income
Interest income	530,007	512,051	445,668	475,496
Other	59,045	91,579	32,865	69,766
	589,052	603,630	478,533	545,262

Financial expenses
Interest expenses	(2,084,780)	(2,219,503)	(1,388,912)	(1,373,519)
Monetary variations on fiscal debts	(33,429)	(191,101)	(33,303)	(188,118)
Discounts granted	(141,223)	(137,389)	(141,148)	(134,757)
Loans transaction costs - amortization	(89,982)	(64,771)	(11,848)	(7,511)
Adjustment to present value - appropriation	(272,025)	(284,992)	(257,018)	(228,995)
Other	(362,072)	(849,461)	(183,641)	(694,362)
	(2,983,511)	(3,747,217)	(2,015,870)	(2,627,262)

Exchange rate variations, net
On financial assets	1,268,741	216,381	480,276	240,508
On financial liabilities	(3,525,724)	(1,015,143)	(2,472,275)	(1,118,662)
	(2,256,983)	(798,762)	(1,991,999)	(878,154)

Total	(4,651,442)	(3,942,349)	(3,529,336)	(2,960,154)

31                Expenses by nature and function

	Consolidated		Parent company
	2018	2017	2018	2017

Classification by nature:
Raw materials other inputs	(38,889,949)	(29,364,996)	(30,577,000)	(24,004,220)
Personnel expenses	(2,412,118)	(2,173,640)	(1,781,284)	(1,687,930)
Outsourced services	(2,306,048)	(2,120,001)	(1,518,357)	(1,515,834)
Depreciation, amortization and depletion	(2,990,577)	(2,928,855)	(1,968,751)	(1,880,065)
Freights	(2,275,375)	(2,058,574)	(1,522,530)	(1,348,241)
Costs of idle industrial plants	(138,242)	(67,593)	(126,561)	(41,898)
Other income (expenses), net	(682,726)	(1,227,829)	(607,786)	(796,814)
Total	(49,695,035)	(39,941,488)	(38,102,269)	(31,275,002)

Classification by function:
Cost of products sold	(46,407,495)	(36,400,748)	(35,764,386)	(28,929,876)
Selling and distribution	(1,545,568)	(1,459,608)	(898,186)	(925,663)
General and administrative	(1,633,003)	(1,434,272)	(1,148,537)	(865,085)
Research and development	(199,821)	(167,456)	(120,547)	(105,286)
Other income (expenses), net	90,852	(479,404)	(170,613)	(449,092)
Total	(49,695,035)	(39,941,488)	(38,102,269)	(31,275,002)

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

32                Segment information

Braskem’s organizational structure was formed by the following segments:

•      Chemicals: comprises the activities related to the production of ethylene, propylene butadiene, toluene, xylene, cumene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives and the supply of electric energy, steam, compressed air and other inputs to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro petrochemical complexes.

•      Polyolefins: comprises the activities related to the production of PE and PP in Brazil.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride in Brazil.

•      United States and Europe: operations related to PP production in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

•      Mexico: comprises the activities relation to the production of PE in Mexico, through the subsidiary Braskem Idesa.

(a)   Presentation, measurement and reconciliation of segment results

Information by segment is generated in accounting records, which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by transfers of inputs between segments that are measured as arm’s length sales.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

(b)   Results by segment

									2018
					Operating expenses
	Net		Cost of		Selling, general	Results from	Other operating
	sales		products	Gross	and distribuition	equity	income		Consolidated
	revenue		sold	profit	expenses	investments	(expenses), net
Reporting segments
Chemicals	31,111,650		(27,459,396)	3,652,254	(756,719)		(139,393)		2,756,142
Vinyls	3,167,390		(2,872,489)	294,901	(169,377)		(18,416)		107,108
Polyolefins	22,483,866		(19,253,332)	3,230,534	(1,310,080)		(93,465)		1,826,989
USA and Europe	11,724,776		(9,126,392)	2,598,384	(610,384)		10,656		1,998,656
Mexico	3,770,506		(2,333,849)	1,436,657	(296,391)		305,457		1,445,723
Total	72,258,188		(61,045,458)	11,212,730	(3,142,951)		64,839		8,134,618

Other segments	292,435		(173,608)	118,827	(34,819)		(103)		83,905
Corporate unit	265,438	(i)		265,438	(200,622)	(888)	26,116	(i)	90,044

Braskem consolidated before eliminations and reclassifications	72,816,061		(61,219,066)	11,596,995	(3,378,392)	(888)	90,852		8,308,567

Eliminations and reclassifications	(14,816,195)		14,811,571	(4,624)					(4,624)

Total	57,999,866		(46,407,495)	11,592,371	(3,378,392)	(888)	90,852		8,303,943

									2017
					Operating expenses
	Net		Cost of		Selling, general	Results from	Other operating
	sales		products	Gross	and distribuition	equity	income		Consolidated
	revenue		sold	profit	expenses	investments	(expenses), net
Reporting segments									Adjusted
Chemicals	25,179,288		(20,530,084)	4,649,204	(773,396)		(197,275)		3,678,533
Vinyls	3,066,879		(2,605,618)	461,261	(162,989)		(163,374)		134,898
Polyolefins	19,650,398		(15,571,505)	4,078,893	(1,321,575)		(177,518)		2,579,800
USA and Europe	9,854,496		(7,419,261)	2,435,235	(582,672)		(21,279)		1,831,284
Mexico	3,600,820		(2,097,471)	1,503,349	(283,318)		27,914		1,247,945
Total	61,351,881		(48,223,939)	13,127,942	(3,123,950)		(531,532)		9,472,460

Other segments	83,720		(65,743)	17,977	(13,391)		(2,430)		2,156
Corporate unit					(61,384)	39,956	54,558	(ii)	33,130

Braskem consolidated before eliminations and reclassifications	61,435,601		(48,289,682)	13,145,919	(3,198,725)	39,956	(479,404)		9,507,746

Eliminations and reclassifications	(12,175,007)		11,888,934	(286,073)	137,389				(148,684)

Total	49,260,594		(36,400,748)	12,859,846	(3,061,336)	39,956	(479,404)		9,359,062

(i)    Includes the amount of R$501.357 (R$265,438 in “Net sales revenue" and R$235,919 in “Other operating income (expenses), net”) related to PIS and COFINS tax credits – exclusion of ICMS from the calculation basis (note 10(c)).

(ii)   Includes gain from sale of “Chemicals distribution” segment in the amount of R$276,816.

(c)    Property, plant and equipment and intangible assets by segment

	2018	2017
Reporting segments
Chemicals	10,916,874	11,136,125
Polyolefins	4,985,337	5,072,162
Vinyls	2,334,270	2,433,882
USA and Europe	3,875,566	2,587,302
Mexico	11,835,170	10,733,277
Total	33,947,217	31,962,748
Unallocated amounts	553,655	526,359
Total	34,500,872	32,489,107

Braskem S.A.

Notes to the consolidated and parent company

financial statements at December 31, 2018

All amounts in thousands, except as otherwise stated

33                Insurance coverage

Braskem contracts insurance policies to the domestic and international operations of its plants, as detailed below. In addition, also contracts other insurance policies, including general civil liability, the civil liability of directors and offices (D&O), domestic and international charter operations, charter's liability, etc.

The Insurance Program maintained by the Company is consistent with the standards adopted by petrochemical companies operating globally.

The All Risks Program provides coverage for material damages and consequent loss of profit of all Braskem plants through an “All Risks” program.

The program is divided into three different policies that ensure coverage of the operations in Brazil, United States/Germany and Mexico, which are valid through April 2020.

The following table presents additional information on the policies in force. Each has maximum indemnity limits (“MIL”) per event to cover possible claims in view of the nature of the Company’s activities and benchmarks, as well estimated maximum loss studies prepared by external advisors.

		Maximum indemnity limit	Amount insured
	Maturity	US$ million	US$ million
Units in Brazil	April 10, 2020	3,375	26,406
Units in United States and Germany	April 10, 2020	500	2,037
Units in Mexico	April 10, 2020	2,936	6,068
Total			34,511

The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

These policies provide coverage for material losses arising from accidents related to fire, explosion and machinery breakdown, etc., and consequential loss of profit, with maximum indemnity periods ranging from 12 and 33 months, depending on the plant and/or coverage.

Braskem also carries an insurance policy against general civil liability that guarantees any damages caused to third parties from its operations and products, including any losses caused by sudden pollution.

The Company’s new projects are covered by specific Engineering Risk policies and/or construction and assembly clauses included in the Operational Risks policies.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.